Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

dated as of

October 14, 2004

by and among

PENN-AMERICA GROUP, INC.,

UNITED NATIONAL GROUP, LTD.,

U.N. HOLDINGS II, INC.

and

CHELTENHAM ACQUISITION CORP.

i

EXHIBIT A	FORM OF AFFILIATE LETTER

INDEX OF DEFINED TERMS

PAGE
A.M. Best	58
Acquisition Proposal	51
Action	19
Actuarial Analyses	21
Affected Employees	55
affiliate	69
Agreement	1
Average Sales Price	8
Bear Stearns	32
Books and Records	2
Burdensome Condition	54
Buyer	1
Certificate	8
Closing	7
Closing Date	7
Code	2
Company	1
Company Balance Sheet	3
Company Business Documents	20
Company Change in Recommendation	52
Company Common Stock	2
Company Contracts	27
Company Disclosure Letter	13
Company Employee Plans	22
Company Financial Statements	17
Company Independent Committee	1
Company Intellectual Property	28
Company Options	10
Company Permits	3
Company Recommendation	48
Company SEC Documents	17
Company Shareholder Approval	16
Company Shareholder Meeting	48
Company Statutory Financial Statements	18
Company Stock Option Plans	10
Company Subsidiary Convertible Security	15
Company’s Current Premium	58
Confidentiality Agreement	49
Contract	3
Copyrights	28
Effective Time	6
End Date	62

Environmental Laws	3
ERISA	22
ERISA Affiliate	22
Exchange Act	3
Exchange Agent	8
Exchange Ratio	8
Form S-4	32
GAAP	18
Governmental Authority	3
Hazardous Material	3
HSR Act	16
including	69
Indemnified Parties	58
Insurance Contract	3
Insurance Filings	54
Insurance Permit	3
Insurance Products	3
Insurance Subsidiaries	4
Intellectual Property	27
Investment Assets	4
IP Licenses	28
Joint Proxy Statement/Prospectus	32
knowledge of Parent	4
knowledge of the Company	4
Law	4
Leased Real Property	29
Leases	26
Liability	4
Lien	4
Material Adverse Effect	4
Material Contracts	27
Measurement Period	8
Merger	1
Merger Consideration	8
Merger Subsidiary	1
Merger Subsidiary Common Stock	7
Notice of Superior Proposal	52
NYSE	16
Option Exchange Ratio	11
P&C Business	5
Parent	1
Parent Actuarial Analyses	40
Parent Business Documents	40
Parent Class A Common Shares	8
Parent Disclosure Letter	33
Parent Financial Statements	37

v

Parent Options	34
Parent SEC Documents	36
Parent Share Issuance Approval	35
Parent Shareholder Meeting	49
Parent Shareholders	1
Parent Statutory Financial Statements	37
Parent Warrants	34
Patents	27
PBCL	6
Per Share Cash Amount	8
Per Share Stock Amount	8
Permits	5
Permitted Liens	5
Person	5
PIC	2
PIC Shareholders	2
Producer Agreements	32
Qualifying Amendment	5
Release	5
Representative	5
Requisite Regulatory Approvals	60
Reserves	21
SAP	5
Sarbanes-Oxley Act	18
SEC	5
Securities Act	6
Significant Agents	31
Software	28
Stock Purchase Agreement	2
Subsidiary	6
Substitute Option	10
Superior Proposal	51
Surviving Corporation	7
Tax	6
Tax Return	6
Taxes	6
Termination Fee	64
Third Party	6
Trade Secrets	28
Trademarks	27
UNIC	2
Voting Debt	14
WARN Act	24

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 14, 2004, is entered into by and among Penn-America Group, Inc., a Pennsylvania corporation (the “Company”), United National Group, Ltd., an exempted company formed with limited liability under the laws of the Cayman Islands (“Parent”), U.N. Holdings II, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Parent (“Buyer”), and Cheltenham Acquisition Corp., a newly-formed Pennsylvania corporation and a wholly-owned subsidiary of Buyer (“Merger Subsidiary”).

W I T N E S S E T H:

WHEREAS, a committee of the Board of Directors of the Company consisting solely of independent directors (the “Company Independent Committee”) has determined that the merger of Merger Subsidiary with and into the Company on the terms and conditions set forth in this Agreement (the “Merger”) is advisable and in the best interests of the Company and has recommended that the Board of Directors of the Company approve and adopt this Agreement and recommend that the Company’s shareholders vote for the adoption of this Agreement;

WHEREAS, the Board of Directors of the Company has determined that the Merger is advisable and in the best interests of the Company and has approved and adopted this Agreement and has resolved to recommend that the Company’s shareholders vote for the adoption of this Agreement;

WHEREAS, the Board of Directors of Buyer has determined that the Merger is advisable and in the best interests of Buyer and its shareholder;

WHEREAS, the Board of Directors of Parent has determined that the Merger is advisable and in the best interests of Parent and Parent’s shareholders, has approved and adopted this Agreement and has recommended that Parent’s shareholders vote for the approval of the issuance of Parent Class A Common Shares (as defined below) in the Merger;

WHEREAS, as a condition and further inducement to the Company to enter into this Agreement, U.N. Holdings (Cayman), Ltd., U.N. Co-Investment Fund I (Cayman), L.P., U.N. Co-Investment Fund II (Cayman), L.P., U.N. Co-Investment Fund III (Cayman), L.P., U.N. Co-Investment Fund IV (Cayman), L.P., U.N. Co-Investment Fund V (Cayman), L.P., U.N. Co- Investment Fund VI (Cayman), L.P., U.N. Co-Investment Fund (Cayman) VII, L.P., U.N. Co-Investment Fund VIII (Cayman), L.P., and U.N. Co-Investment Fund IX (Cayman), L.P. (the “Parent Shareholders”) have entered into a voting agreement with the Company pursuant to which the Parent Shareholders have agreed to vote all of their Parent Class A Common Shares and Parent Class B Common Shares (as defined below) affirmatively in connection with the Parent Share Issuance Approval (as defined in Section 5.3(a));

WHEREAS, the Board of Directors of Merger Subsidiary has determined that the Merger is advisable and in the best interests of Merger Subsidiary and its shareholder, has approved and adopted this Agreement and has resolved to recommend that Merger Subsidiary’s shareholder vote for the adoption of this Agreement;

WHEREAS, for United States federal income tax purposes, it is intended that the Merger be treated as a taxable acquisition by Buyer of the common stock, par value $0.01 per share, of the Company (“Company Common Stock”), other than Company Common Stock held by a Subsidiary of PIC (as defined below); and

WHEREAS, the shareholders of Penn Independent Corporation (“PIC”) have entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”), dated as of the date hereof, by and among Parent, United National Insurance Company (“UNIC”), PIC and the shareholders of PIC (the “PIC Shareholders”), pursuant to which the PIC Shareholders have agreed, among other things, to sell their shares of PIC to a subsidiary of Parent, upon the terms and subject to the conditions set forth therein immediately prior to the Effective Time.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. When used in this Agreement, the following terms shall have the respective meanings specified therefore below:

“Books and Records” shall mean, with regard to any Person, without limitation, the originals or copies of any customer lists, lists of agents and brokers, administrative and pricing manuals, records (including, without limitation, claims records, sales records, underwriting records, financial records, compliance records, customer complaint logs and other customers complaint records, and tax records), corporate minute books and other materials relating, directly or indirectly, to the businesses of such Person and its Subsidiaries, whether or not in the possession of such Person, its Subsidiaries or its affiliates or their respective Representatives or stored in hardcopy form or on magnetic, optical or other media.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Balance Sheet” means the audited consolidated balance sheet of the Company as of December 31, 2003 set forth in the Annual Report on Form 10-K filed by the Company with the SEC on March 11, 2004.

“Company Permits” means all Permits required for any business operated or services furnished by the Company or its Subsidiaries, including Insurance Permits.

“Contract” means, with respect to any Person, any agreement, arrangement, undertaking, contract, commitment, obligation, promise, indenture, deed of trust or other instrument or agreement (whether written or oral and whether express or implied) by which that Person is bound or subject.

“Environmental Laws” means federal, state, local and foreign statutes, Laws, judicial decisions, regulations, ordinances, rules, judgments, orders, codes, injunctions, permits and governmental agreements relating to the environment, or the protection of human health as it relates to the environment including, but not limited to, those relating to the management or Release of Hazardous Materials.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, including any domestic (federal, state or local), foreign or supranational governmental or regulatory authority, agency, department, board, commission, administration or instrumentality, any court, tribunal or arbitrator or any self-regulatory organization (including but not limited to state departments or divisions of insurance).

“Hazardous Material” means all substances or materials regulated as hazardous, toxic, explosive, dangerous, flammable or radioactive under any Environmental Law including (i) petroleum, asbestos or polychlorinated biphenyls, and (ii) in the United States, all substances defined as Hazardous Substances, Oils, Pollutants or Contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. Section 300.5.

“Insurance Contract” means any of the insurance policies, Contracts of insurance, policy endorsements, certificates of insurance and application forms pertaining to the Insurance Products underwritten by the Company or any of its Subsidiaries, but not including those insurance contracts listed in Section 1.1 of the Company Disclosure Letter.

“Insurance Permit” means any Company Permit in any jurisdiction to issue, underwrite, assume, place or otherwise transact the business of insurance.

“Insurance Products” means any of the insurance coverage underwritten in whole or in part by the Company or any of its Subsidiaries.

“Insurance Subsidiaries” means Penn-America Insurance Company and Penn-Star Insurance Company.

“Investment Assets” means, with respect to any Person, all bonds, stocks, mortgage loans and other investments, together with all bonds, stocks, mortgage loans and other investments that are carried on the Books and Records of such Person and its Subsidiaries as of the most recent balance sheet of such Person included in its SEC filings or that are acquired by such Person and its Subsidiaries between June 30, 2004 and the Closing Date.

“knowledge of the Company” means the actual knowledge, after reasonable investigation and inquiry, of the officers of the Company listed on Section 1.1 of the Company Disclosure Letter.

“knowledge of Parent” means the actual knowledge, after reasonable investigation and inquiry, of the officers of Parent listed on Section 1.1 of the Parent Disclosure Letter.

“Law” means any law (including common law), ordinance, writ, directive, judgment, order, decree, injunction, statute, treaty, rule, regulation, regulatory requirement or determination of (or an agreement with) a Governmental Authority.

“Liability” means any debt, liability, commitment, claim or obligation of any kind whatsoever, whether due or to become due, known or unknown, accrued or fixed, or absolute or contingent.

“Lien” means any and all liens, charges, security interests, options, claims, mortgages, pledges or restrictions on title or transfer of any nature whatsoever.

“Material Adverse Effect” means, with respect to any Person, any fact, event, circumstance, change, condition or effect that individually or together with other facts, events, circumstances, changes, conditions or effects has been or would reasonably be expected to be material and adverse to the business, assets, properties, liabilities, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole; provided, however, that (i) the following shall be deemed not to be a Material Adverse Effect: a change or effect (A) resulting from changes or effects to the U.S. or global economy in general, (B) resulting from changes or effects to the P&C Business except to the extent of any disproportionate effect on such Person or its Subsidiaries taken as a whole (relative to most participants in the P&C Business), (C) with respect to the Company, resulting primarily from the identities of the Buyer and its affiliates or statements or other actions by them taken or made without the prior written consent of the Company, or (D) resulting from changes in GAAP or SAP after the date hereof, and (ii) a decrease in the trading or market prices of an entity’s capital stock shall not be considered, by itself, to constitute a Material Adverse Effect (it being understood that the foregoing shall not prevent any party from asserting that any fact, event, circumstance, change, condition or effect that may have contributed to such reduction independently constitutes a Material Adverse Effect).

“P&C Business” means the business of writing in the United States excess and surplus primary property and casualty insurance through general agents.

“Permits” means any licenses, franchises, permits, certificates, approvals, accreditations or other similar authorizations from any Governmental Authority.

“Permitted Liens” means, collectively, (i) Liens for Taxes not yet payable or the validity of which are being contested in good faith by appropriate proceedings and for which adequate reserves are reflected in the Company SEC Reports, (ii) mechanics’, workmen’s, repairmen’s, warehousemen’s, landlord’s, carrier’s, materialmen’s or other like Liens, including all statutory Liens arising or incurred in the ordinary course of business consistent with past practice, which would not reasonably be expected to materially interfere with the operation of the business of the Company or its Subsidiaries, (iii) any minor imperfection of title or similar Lien which does not and would not reasonably be expected to impair in any material respect the operations of the business of the Company or its Subsidiaries, (iv) Liens to secure capital lease obligations to the extent the incurrence of such obligations does not violate this Agreement, (v) any Liens created to secure purchase money indebtedness, (vi) any Liens incurred pursuant to equipment leases in the ordinary course of business and (vii) Liens incurred pursuant to actions of Parent or any of its Affiliates.

“Person” means and includes an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an association, an unincorporated organization, a Governmental Authority and any other entity or group (as defined in the Exchange Act).

“Qualifying Amendment” means an amendment or supplement to the Joint Proxy Statement/Prospectus or Form S-4 (including by incorporation by reference) to the extent it contains only (a) a Company Change in Recommendation, (b) a statement of the reasons of the Board of Directors of the Company for making such Company Change in Recommendation, and (c) additional information reasonably related to the foregoing.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater, and surface or subsurface strata) or into or out of any property.

“Representative” means, with respect to any Person, (a) its Subsidiaries and affiliates, and (b) its, and its Subsidiaries’ and affiliates’ respective officers, directors, employees, auditors, financial advisors, attorneys, accountants, consultants, agents, advisors or representatives.

“SAP” means, with respect to any Person, the statutory accounting principles and practices prescribed or permitted by the state or states in which the relevant Person conducts business.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” when used with respect to any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or similar governing body (or if there are no such voting interests, 50% or more of the equity interest of which) is owned directly or indirectly by such first Person or by another Subsidiary of such Person.

“Tax Return” means any return, report or similar statement (including any attachment or supplements thereto) supplied to or required to be supplied to any taxing authority, including, any information return, claim for refund, amended return or declaration of estimated Tax.

“Tax” or “Taxes” means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any taxing authority, including, taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations or other similar charges of any kind on or with respect to income, franchises, premiums, windfall or other profits, gross receipts, property, sales, use, transfer, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth, and taxes or other similar charges of any kind in the nature of excise, withholding, ad valorem or value added.

“Third Party” means any Person (or group of Persons) other than Parent and its Subsidiaries.

ARTICLE II

THE MERGER

Section 2.1 The Merger.

(a) As soon as reasonably practicable on the Closing Date, the Company and Merger Subsidiary shall execute and file articles of merger with the Secretary of State of the Commonwealth of Pennsylvania and make all other filings or recordings required by the Business Corporation Law of the Commonwealth of Pennsylvania (the “PBCL”) to be made in connection with the Merger. The Merger shall become effective at such time as articles of merger are duly filed with the Secretary of State of the Commonwealth of Pennsylvania or, if agreed to by the Company and Parent, at such later time as is specified in the articles of merger (such time, the “Effective Time”).

(b) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Subsidiary shall be merged with and into the Company in accordance with the requirements of the PBCL, whereupon the separate existence of Merger Subsidiary shall cease. The Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).

(c) The Merger will have the effects set forth in the PBCL, including, without limitation, the effects set forth in Section 1929 of the PBCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, immunities, powers and purposes and assume and be liable for all the liabilities, obligations and penalties of the Company and Merger Subsidiary.

(d) The closing of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, NY 10036, at 10:00 a.m. local time, as soon as reasonably practicable, but in any event within two (2) business days, after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that are to be satisfied at the Closing) (the actual time and date of the Closing being referred to herein as the “Closing Date”).

Section 2.2 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof:

(i) each share of Company Common Stock held by the Company as treasury stock or held by Parent or any of its Subsidiaries (other than Buyer, UNIC, PIC and PIC’s Subsidiaries) immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto; provided, that shares of Company Common Stock held by the Company, Parent or any of their Subsidiaries in trust accounts, managed accounts, investment accounts and the like shall not be cancelled and shall be treated in accordance with Section 2.2(a)(iv);

(ii) each share of common stock, par value $0.01 per share, of Merger Subsidiary (“Merger Subsidiary Common Stock”) outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the share so converted and the shares so converted, together with the shares remaining outstanding pursuant to Section 2.2(a)(iii), shall constitute the only outstanding shares of capital stock of the Surviving Corporation;

(iii) each share of Company Common Stock held by Buyer, UNIC, PIC or any of PIC’s Subsidiaries shall remain outstanding and shall be unaffected by the Merger and shall represent shares of common stock of the Surviving Corporation; provided, that shares of Company Common Stock held by PIC or any of its Subsidiaries in trust accounts, managed accounts, investment accounts and the like shall not remain outstanding and shall be treated in accordance with Section 2.2(a)(iv); and

(iv) each share of Company Common Stock outstanding immediately prior to the Effective Time shall, except as otherwise provided in Sections 2.2(a)(i) and 2.2(a)(iii), be converted into the right to receive (A) an amount of Class A common shares, $0.0001 par value per share, of Parent (“Parent Class A Common Shares”) equal to the Exchange Ratio (the “Per Share Stock Amount”) and (B) an amount in cash equal to $1.50 (the “Per Share Cash

Amount”), issuable and payable, without interest, upon surrender of the certificate that formerly evidenced such share of Company Common Stock (a “Certificate”) in the manner provided in Section 2.3. For the purposes of this Agreement, the “Exchange Ratio“ shall be equal to the result obtained by dividing $13.875 by the Average Sales Price. For the purposes of this Agreement, the “Average Sales Price” shall be the volume weighted average sales price of a Parent Class A Common Share, as reported on the Nasdaq Stock Market by The Wall Street Journal (or in the absence thereof, by another authoritative source) during the twenty (20) consecutive trading days ending on and including the trading day immediately preceding the date of the Effective Time (the “Measurement Period”)). For the purposes of this Agreement, the “Merger Consideration” means the right to receive the Per Share Stock Amount and the Per Share Cash Amount pursuant to the Merger with respect to each share of Company Common Stock (together with any cash in lieu of fractional shares as specified in Section 2.6 below).

(b) From and after the Effective Time, all shares of Company Common Stock canceled pursuant to Section 2.2(a)(i) and all shares of Company Common Stock converted in accordance with Section 2.2(a)(iv) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a Certificate shall cease to have any rights with respect thereto, except, in the case of shares of Company Common Stock canceled pursuant to Section 2.2(a)(iv), the right to receive the Merger Consideration to which such holder is entitled and any dividends payable pursuant to Section 2.3(f) with respect to the shares of Company Common Stock represented by the Certificate(s) surrendered by such holder pursuant to Section 2.3(b). From and after the Effective Time, all certificates representing Merger Subsidiary Common Stock shall be deemed for all purposes to represent only the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with Section 2.2(a)(ii).

Section 2.3 Surrender and Payment.

(a) Prior to the Effective Time, Buyer shall appoint an exchange agent (the “Exchange Agent”) for the purpose of exchanging Certificates for the Merger Consideration. At or promptly following the Effective Time, Buyer shall deposit, or cause to be deposited, with the Exchange Agent (i) certificates representing the Parent Class A Common Shares issuable pursuant to Section 2.2(a)(iv), (ii) cash sufficient to make the cash payments payable pursuant to Section 2.2(a)(iv), and (iii) from time to time as needed, cash sufficient to pay cash in lieu of fractional shares to the extent required by Section 2.6. Promptly after the Effective Time, Buyer will send, or cause the Exchange Agent to send, to each holder of record of shares of Company Common Stock as of the Effective Time, a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent), which letter shall be in such form as the Company and Buyer may reasonably agree to use in effecting delivery of shares of Company Common Stock to the Exchange Agent.

(b) Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration as provided herein will be entitled to receive the Merger Consideration in respect of the shares of Company Common Stock represented by such Certificate only upon surrender to the Exchange Agent of such Certificate, together with a properly completed letter of transmittal. Until so surrendered, each such Certificate so converted shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration. No interest will be paid or accrued on any cash payable as part of the Merger Consideration or in lieu of fractional shares pursuant to Section 2.6.

(c) If any portion of the Merger Consideration is to be registered in or paid to the name of a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition to the registration or payment of such Merger Consideration that (i) the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer, and (ii) the Person requesting such registration or payment of the Merger Consideration shall (A) pay to the Exchange Agent any transfer or other Taxes required as a result of such registration or payment in the name of a Person other than the registered holder of such Certificate, or (B) establish to the satisfaction of Parent that such Tax either has been paid or is not payable.

(d) After the Effective Time, there shall be no further registration of transfers of shares of capital stock of the Company on the stock records of, or relating to, the Company. If, after the Effective Time, Certificates are presented to the Exchange Agent, the Surviving Corporation or Buyer, they shall be canceled and, if applicable, exchanged for the Merger Consideration provided for, and in accordance with the procedures and limitations set forth, in this Article II.

(e) Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.3(a) that remains unclaimed by the holders of shares of Company Common Stock twelve (12) months after the Effective Time shall be returned to Buyer and any such holder who has not exchanged such holder’s shares of Company Common Stock for the Merger Consideration in accordance with this Section 2.3 prior to that time shall thereafter look only to Buyer for delivery of the Merger Consideration in respect of such holder’s shares without any interest thereon. Notwithstanding the foregoing, Buyer shall not be liable to any Person for any Merger Consideration delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. If any Certificate shall not have been surrendered immediately prior to such date on which any Merger Consideration, any dividends or distributions payable to the holder of such Certificate or any cash payable to the holder of such Certificate pursuant to this Section 2.3 would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration, dividends or distributions in respect of such Certificate or such cash shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interests of any Person previously entitled thereto.

(f) No dividends or other distributions with respect to Parent Class A Common Shares shall be paid to the holder of any unsurrendered Certificates until such

Certificates are surrendered as provided in this Section 2.3. Subject to the effect of applicable Laws, following such surrender, there shall be paid, without interest, to the record holder of the Parent Class A Common Shares issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of such Parent Class A Common Shares with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid, and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such Parent Class A Common Shares with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of Parent Class A Common Shares, all Parent Class A Common Shares to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

(g) The Exchange Agent shall invest any cash made available to the Exchange Agent pursuant to Section 2.3(a) as directed by Buyer on a daily basis. Any interest and other income resulting from such investments shall promptly be paid to Buyer.

Section 2.4 Stock Options and Other Equity Awards.

(a) All options to acquire Company Common Stock (the “Company Options”) outstanding, whether or not exercisable and whether or not vested, at the Effective Time under the Company’s 1993 Stock Incentive Plan and the Company’s 2002 Stock Incentive Plan, each as amended (collectively, the “Company Stock Option Plans”), shall remain outstanding following the Effective Time notwithstanding anything to the contrary set forth in the Company Stock Option Plans. At the Effective Time, all of the Company Options shall, by virtue of the Merger and without any further action on the part of the Company or the holder thereof, be assumed in full by Parent, and, solely to the extent provided for in the applicable Company Stock Option Plan and/or the related Company Option agreements, shall vest and become fully exercisable. Parent, Buyer and the Company acknowledge that the Merger constitutes a “Change of Control” pursuant to each of the Company Stock Option Plans. From and after the Effective Time, all references to the Company in the Company Stock Option Plans and the applicable stock option agreements issued thereunder shall be deemed to refer to Parent, which shall have assumed the Company Stock Option Plans as of the Effective Time by virtue of this Agreement and without any further action by Parent. Each Company Option assumed by Parent (each, a “Substitute Option”) shall be converted automatically into options to purchase Parent Class A Common Shares upon the same terms and conditions as are in effect immediately prior to the Effective Time with respect to such Company Option, except that (A) each such Substitute Option shall be exercisable for, and represent the right to acquire, that whole number of Parent Class A Common Shares (rounded to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company Option multiplied by a fraction, the numerator of which is 15.375 and the denominator of which is the Average Sales Price (without reference to the dollar sign) (such fraction, the “Option Exchange Ratio”) and (B) the exercise price per Parent Class A Common Share under each Substitute Option shall be an amount equal to the exercise price per share of Company Common Stock subject to the related Company Option in effect immediately prior to the Effective Time divided by Option Exchange Ratio (the exercise price per share, as so determined, being rounded to the nearest full cent). Except as set forth above, such Substitute Option shall otherwise be subject to the same terms and conditions as such Company Option. Section 2.4(a) of the Company Disclosure Letter (as defined below) sets forth a list of all Company Options as of the date hereof, including the name of the holder and date of grant of each such Company Option, the number of shares of Company Common Stock subject thereto and the exercise price thereof.

(b) As soon as practicable after the Effective Time, Parent shall deliver, or cause to be delivered, to each holder of a Substitute Option an appropriate notice setting forth such holder’s rights pursuant thereto, and such Substitute Option shall continue in effect on the same terms and conditions, subject to the adjustments required by this Section 2.4 after giving effect to the Merger. Parent shall comply with the terms of all such Substitute Options and ensure that the conversion and assumption provided in this Section 2.4 with respect to any Company Option that qualifies as an “incentive stock option” (as defined in Section 422 of the Code) shall be effected in a manner consistent with the requirements of Section 424(a) of the Code. The Company has heretofore taken or shall take all actions with respect to the Company Stock Option Plans and the Company Options that are necessary to implement the provisions of this Section 2.4. Parent has heretofore taken or shall take all actions with respect to the Company Stock Option Plans and the Company Options that are necessary to implement the provisions of this Section 2.4, including, without limitation, all corporate action necessary to reserve for issuance a sufficient number of Parent Class A Common Shares for delivery upon exercise of Substitute Options pursuant to the terms set forth in this Section 2.4. As soon as practicable, but in no event later than ten (10) business days after the Effective Time, Parent shall file an effective Registration Statement on Form S-8 (or any successor or other appropriate forms) with respect to the Parent Class A Common Shares subject to the Substitute Options and use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses associated therewith) for so long as such Substitute Options remain outstanding.

(c) On or after the date of this Agreement and prior to the Effective Time, each of Parent and the Company shall take all reasonable and customary actions requested by the Company to seek that, with respect to each member of the Board of Directors of the Company and each employee of the Company (including each such person who will become a director or officer of Parent) who is subject to Section 16 of the Exchange Act, the acquisition by such person of Parent Class A Common Shares or Substitute Options pursuant to the transactions contemplated by this Agreement and the disposition by any such person of Company Common Stock or Company Options pursuant to the transactions contemplated by this Agreement be exempt from the short-swing profit liability rules of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 promulgated thereunder. Such requested actions shall be consistent with all current applicable interpretation and guidance of the SEC, including, but not limited to, the No-Action Letter dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate,

Meagher & Flom LLP. The parties acknowledge that all such above referenced dispositions and acquisitions are compensatory in nature.

Section 2.5 Adjustments. If, at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent or the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any similar transaction, or any stock dividend thereon with a record date during such period, the Merger Consideration shall be appropriately adjusted to provide the holders of shares of Company Common Stock or Company Options the same economic effect, in the aggregate, as contemplated by this Agreement prior to such event.

Section 2.6 Fractional Shares.

(a) No fractional Parent Class A Common Shares shall be issued in connection with the Merger and no dividend or distribution with respect to Parent Class A Common Shares shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to any rights as a shareholder of Parent.

(b) Buyer shall pay to the Exchange Agent an amount in cash sufficient for the Exchange Agent to pay each holder of Company Common Stock an amount in cash equal to the product of (A) the fractional share interest of a Parent Class A Common Share to which such holder otherwise would be entitled (after taking into account all shares of Company Common Stock held at the Effective Time by such holder) multiplied by (B) the Average Sales Price.

(c) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock with respect to any fractional share interests, the Exchange Agent shall promptly request such amount from Parent and promptly upon receipt thereof pay such amounts to such holders of Company Common Stock.

Section 2.7 Withholding Rights. Each of the Surviving Corporation, Parent, Buyer and Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article II such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign Tax Law including any withholding from any payment that is treated as wages or compensation for the performance of services. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.8 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming the Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Corporation, the posting by that Person of a bond, in such reasonable amount as Parent or the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the shares represented by such Certificate as contemplated by this Article II.

ARTICLE III

CERTAIN GOVERNANCE MATTERS

Section 3.1 Articles of Incorporation of the Surviving Corporation. The articles of incorporation of the Company in effect immediately prior to the Effective Time shall become the articles of incorporation of the Surviving Corporation (until amended in accordance with applicable Law).

Section 3.2 Bylaws of the Surviving Corporation. The bylaws of the Company in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation (until amended in accordance with applicable Law).

Section 3.3 Directors and Officers of the Surviving Corporation. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with the bylaws and applicable Law, (a) the directors of Merger Subsidiary immediately prior to the Effective Time shall become the directors of the Surviving Corporation, and (b) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as expressly disclosed in the most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q since such Annual Report on Form 10-K (including, in each case, to the extent included in any document filed or incorporated by reference as an exhibit thereto), in each case included in the Company SEC Documents filed and publicly available prior to the date hereof (it being understood that express disclosure requires specific disclosure of the individual matter or item in question and is not satisfied by any form of generalized, boiler-plate or other generic disclosure) and except as set forth in the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent, Buyer and Merger Subsidiary as follows:

Section 4.1 Organization and Qualification. Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization. Each of the Company and its Subsidiaries has the requisite power and authority and any necessary Company Permit to own, operate and lease the properties that it purports to own, operate or lease and to carry on its business as it is now being conducted, and is duly qualified as a foreign entity to do business, and is in good standing in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures to be so qualified and in good standing that have not had, and would not reasonably be expected to, have, individually or in the aggregate, a Material Adverse Effect on the Company. Section 4.1 of the Company Disclosure Letter sets forth a complete list of the Company’s Subsidiaries and for each such Subsidiary indicates its ownership and the jurisdictions in which it is organized and qualified to do business as a foreign corporation. Except for the Subsidiaries set forth in Section 4.1 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is the record or beneficial owner, directly or indirectly, of any capital stock or other equity ownership interest of any kind whatsoever in any other Person.

Section 4.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 30,000,000 shares of Company Common Stock, of which, as of October 8, 2004, 14,778,504 shares (including shares of restricted stock) were issued and outstanding, and (ii) 2,000,000 shares of preferred stock, par value $0.01 per share, none of which, as of October 8, 2004, are issued and outstanding. As of October 8, 2004, there were no shares of Company Common Stock held in treasury. As of October 8, 2004, (I) Company Options to purchase in the aggregate 624,548 shares of Company Common Stock are outstanding, all of which were granted under Company Stock Option Plans, and (II) there are 20,000 shares of restricted stock granted pursuant to Company Stock Option Plans. All the outstanding shares of the Company’s capital stock are, and all shares that may be issued pursuant to the exercise of outstanding Company Options or pursuant to the Company Stock Option Plans will be when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable. There are no bonds, debentures, notes or other indebtedness having voting rights (or convertible into securities having such rights) (“Voting Debt”) of the Company or any of its Subsidiaries issued and outstanding. Except as set forth above or in Section 4.2(a) of the Company Disclosure Letter and except for the transactions provided for in this Agreement, as of the date hereof, (i) there are no shares of capital stock of the Company authorized, issued or outstanding, and (ii) there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, convertible securities, agreements, arrangements or commitments of any character, relating to the issued or unissued capital stock of the Company or any of its Subsidiaries, obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests or obligations of the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, convertible security, agreement, arrangement or commitment. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Common Stock or other capital stock of the Company or any of its Subsidiaries or affiliates of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any of its Subsidiaries or any other entity nor has the Company or any of its Subsidiaries granted or agreed to grant to any Person any stock appreciation rights or similar equity-based rights. Except as permitted by this Agreement, following the Merger, neither the Company nor any of its Subsidiaries will have any obligation to issue, transfer or sell any shares of its capital stock pursuant to any employee benefit plan or otherwise.

(b) Except as set forth in Section 4.2(b) of the Company Disclosure Letter, all of the outstanding capital stock of, or other ownership interests in, each Subsidiary of the Company is, directly or indirectly, owned by the Company, and all such capital stock has been validly issued and is fully paid and nonassessable and owned by either the Company or one of its Subsidiaries free and clear of all Liens (other than Permitted Liens) and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests) other than any restrictions imposed under applicable federal and state securities Laws. There are no outstanding options, warrants or other rights to acquire from the Company or any of its Subsidiaries, and no preemptive or similar rights, subscriptions or other rights, or convertible or exchangeable securities, agreements, arrangements or commitments of any character, relating to the capital stock of any Subsidiary of the Company, obligating the Company or any of its Subsidiaries to issue, transfer or sell, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Subsidiary of the Company or obligating the Company or any Subsidiary of the Company to grant, extend or enter into any such option, warrant, subscription or other right, convertible or exchangeable security, agreement, arrangement or commitment (each of the foregoing, a “Company Subsidiary Convertible Security”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire from any Person (other than the Company or a wholly-owned Subsidiary of the Company) any outstanding shares of capital stock of any Subsidiary of the Company or any Company Subsidiary Convertible Securities. No Subsidiary of the Company owns, either directly or indirectly, any shares of capital stock of the Company.

(c) Except as set forth in Section 4.2(c) of the Company Disclosure Letter, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries. None of the Company or its Subsidiaries is required to redeem, repurchase or otherwise acquire shares of capital stock of the Company, or any of its Subsidiaries, respectively, as a result of the transactions contemplated by this Agreement.

Section 4.3 Corporate Authorization; Enforceability; Board Action.

(a) The Company has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby (including the Merger). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject in the case of the consummation of the Merger to the affirmative vote of a majority of the votes cast by all shareholders of the Company entitled to vote thereon in favor of the adoption of this Agreement in accordance with the PBCL (the “Company Shareholder Approval”). This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and to general equity principles.

(b) The Company Independent Committee, at a meeting duly called and held on October 14, 2004, unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Merger) are advisable and in the best interests of the Company, and (ii) recommended that the Board of Directors of the Company approve and adopt this Agreement, and, subject to Section 6.6, recommended that the holders of Company Common Stock vote for adoption of this Agreement.

(c) The Board of Directors of the Company, at a meeting duly called and held on October 14, 2004, (i) determined that this Agreement and the transactions contemplated hereby (including the Merger) are advisable and in the best interests of the Company, (ii) approved and adopted this Agreement, and (iii) resolved, subject to Section 6.6, to recommend that the holders of Company Common Stock vote for the adoption of this Agreement. The Company has furnished to Parent a certified copy of the aforementioned resolutions of the Board of Directors of the Company.

(d) No restrictive provision of any “fair price,” “merger moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (including the provisions of Subchapters E, F, G and H of Chapter 25 of the PBCL) applies to this Agreement, the Merger or the other transactions contemplated hereby.

Section 4.4 Consents and Approvals; No Violations.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company and its Subsidiaries of the transactions contemplated hereby (including the Merger) require no action by or in respect of, or notice to or filing with, any Governmental Authority (including with respect to any Subsidiary of the Company) other than (i) the filing of articles of merger in connection with the Merger in accordance with the PBCL, (ii) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) compliance with any applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, (iv) compliance with any applicable requirements of the Securities Act, (v) compliance with the rules and regulations of the New York Stock Exchange (“NYSE”), (vi) those set forth in Section 4.4(a) of the Company Disclosure Letter that are required under federal and state Laws governing insurance and insurance companies, (vii) consents, approvals, authorizations, declarations, filings and registrations required solely by the nature of the business or ownership of Parent and Buyer, and (viii) any other approvals the absence of which would not reasonably be expected to be, individually or in the aggregate, material to the business of the Company or Parent after giving effect to the consummation of the transactions contemplated hereby.

(b) Except as set forth in Section 4.4(b) of the Company Disclosure Letter, neither the execution, delivery or performance by the Company of this Agreement nor the consummation by the Company and its Subsidiaries of the transactions contemplated hereby (including the Merger) nor compliance by the Company with any of the provisions hereof will (i) conflict with or result in any breach of any provisions of the articles of incorporation or bylaws of the Company or the similar organizational and governing documents of any of its Subsidiaries, (ii) assuming compliance with the matters referred to in Section 4.4(a), conflict with or result in any violation of any provision of any Law binding upon or applicable to the Company or any of its Subsidiaries, (iii) require the consent, approval or authorization of, or notice to or filing with, any Third Party with respect to, result in any violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, amendment, or acceleration of any right or obligation of the Company or any of its Subsidiaries or to a loss of any benefit to which the Company or any of its Subsidiaries is entitled) under, any provision of any Contract by which any of the Company and its Subsidiaries is bound or subject or any Company Permit, or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of the Company or any of its Subsidiaries, except in the case of (ii), (iii) and (iv) for such conflicts, violations, breaches, defaults, rights or losses, or the failure to obtain any such consents or approvals or to provide such notices or make such filings, that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.5 SEC Filings and Financial Statements.

(a) The Company has filed with the SEC all forms, reports, schedules, statements and other documents required to be filed or furnished by it and its Subsidiaries since January 1, 2001 under the Exchange Act or the Securities Act (as such documents have been amended since the time of their filing prior to the date hereof, collectively, the “Company SEC Documents”). As of their respective dates or, if amended prior to the date hereof, as of the date of the last such amendment, the Company SEC Documents, including any financial statements or schedules included therein (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. Each of the consolidated financial statements included in the Company SEC Documents (the “Company Financial Statements”) has been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presents in all material respects, as applicable, the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of the Company and its consolidated Subsidiaries as at the dates thereof or for the periods presented therein (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments and for the absence of footnotes).

(b) The audited balance sheets of the Company’s Subsidiaries as of December 31, 2003 and the related audited statements of income and cash flows for each of the years ended December 31, 2003 and December 31, 2002, and the unaudited interim balance sheet as of June 30, 2004 and the related unaudited interim statements of income and cash flows for the six months ended June 30, 2004, and their respective annual statements for the fiscal years ended December 31, 2003 and December 31, 2002 filed with the insurance regulatory authorities (or other comparable state regulatory agencies), copies of which have been delivered to Parent prior to the date hereof present each such Subsidiary’s respective statutory financial conditions as of the dates thereof and their respective results of operations and cash flows for the periods then ended in conformity with SAP. The other information contained in such annual statements presents the information required to be contained therein in conformity with SAP consistently applied. The balance sheets of the Company’s Subsidiaries in respect of any period ending after June 30, 2004 but before the date of this Agreement, and the related statements of income and cash flows, which have been filed with insurance regulatory authorities (or other comparable state regulatory agencies), copies of which have been delivered to Parent prior to the date hereof, fairly present in all material respects each such Subsidiary’s respective statutory financial conditions as of the dates thereof and their respective results of operations and cash flows for the periods then ended in conformity with SAP consistently applied. The financial statements referred to in this Section 4.5(b) are the “Company Statutory Financial Statements.”

(c) The Company has established and maintained disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act), as required by Rule 13a-15(a) under the Exchange Act. The Company is in compliance in all material respects with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Company and each of its Subsidiaries maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the Company and such Subsidiary and has previously disclosed to Parent its work plan, budget and timetable for compliance with the SEC rules promulgated under Section 404 of the Sarbanes-Oxley Act. The Company has disclosed in the Company SEC Documents, based on its most recent evaluation thereof, any significant deficiencies in its internal accounting controls which would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data.

(d) To the knowledge of the Company, neither the Company nor any of its Subsidiaries nor any Representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

Section 4.6 Absence of Certain Changes. Except (x) as set forth in Section 4.6 of the Company Disclosure Letter, (y) as disclosed in the Company SEC Documents filed prior to the date hereof, or (z) for actions or inactions after the date hereof in compliance with Section 6.1, (1) since December 31, 2003, the Company and its Subsidiaries have conducted their respective businesses and operations consistent with past practice only in the ordinary and usual course thereof and there has not occurred (i) any fact, event, circumstance, change, condition or effect (including the incurrence of any Liabilities of any nature, whether or not accrued, contingent or otherwise) that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (ii) any declaration or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the equity interests of the Company or of any of its Subsidiaries other than regular quarterly cash dividends and dividends paid to the Company or any of its wholly-owned Subsidiaries by a wholly-owned Subsidiary, or (iii) any material change by the Company or any of its Subsidiaries in accounting principles or methods other than those required by Law, GAAP or SAP; and (2) since June 30, 2004, neither the Company nor any of its Subsidiaries has taken any action or made any omission that, if taken or made after the date of this Agreement, would be prohibited by Section 6.1

Section 4.7 Undisclosed Liabilities. Except for Liabilities (a) set forth in Section 4.7 of the Company Disclosure Letter or reflected, disclosed or reserved for in the Company Financial Statements (including the footnotes thereto) included in the Company SEC Documents filed prior to the date of this Agreement, (b) incurred (i) in the ordinary course of business and consistent with past practice, (ii) pursuant to policies written by the Company’s Subsidiaries, or (iii) pursuant to this Agreement, or (c) which are not, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole, neither the Company nor any of its Subsidiaries has incurred any Liabilities of any nature that would be required to be reflected or reserved against on a consolidated balance sheet of the Company and its Subsidiaries (including the notes thereto) prepared in accordance with GAAP as applied in preparing the Company Balance Sheet or that have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 4.8 Litigation.

(a) As of the date hereof, (i) there is no litigation, suit, action, claim, charge or other proceeding (each, an “Action“) by or before any Governmental Authority pending or, to the knowledge of the Company, threatened, against, by or affecting the Company or any of its Subsidiaries (other than insurance claims litigation in the ordinary course of business for which claims reserves that are adequate in the aggregate have been established), except for such Actions as have not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and (ii) no investigation or inquiry by or before any Governmental Authority is pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(b) Except as set forth in Section 4.8(b) of the Company Disclosure Letter or in the Company SEC Documents filed prior to the date of this Agreement, there are no judgments, injunctions, writs, orders or decrees binding on the Company or any of its Subsidiaries that (i) have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, or (ii) would be binding upon Parent or any of its Subsidiaries (other than the Company and its Subsidiaries) following consummation of the Merger.

Section 4.9 Compliance with Laws.

(a) Except as set forth in Section 4.9(a) of the Company Disclosure Letter, the Company and each of its Subsidiaries are, and since January 1, 2001 have been, in compliance in all material respects with all applicable Laws.

(b) Except as set forth in Section 4.9(b) of the Company Disclosure Letter, (i) all material Company Permits are valid and in full force and effect, and (ii) the business of the Company and each of its Subsidiaries is being conducted in compliance in all material respects with the terms of all applicable Company Permits.

(c) Except as set forth in Section 4.9(c) of the Company Disclosure Letter or as would not reasonably be expected to result in a Material Adverse Effect on the Company, since January 1, 2001, (i) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any Third Party service provider acting on behalf of the Company, has received, nor otherwise has any knowledge of, any written or oral notice from any Governmental Authority that (x) alleges any noncompliance (or that the Company or any of its Subsidiaries or any such Third Party service provider is under investigation or the subject of an inquiry by any such Governmental Authority for such alleged noncompliance) with any applicable Law, or (y) would reasonably be expected to result in a fine or assessment, or a cease and desist order, or the suspension, revocation or limitation or restriction of any Company Permit, and (ii) neither the Company nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Authority with respect to its non-compliance with, or violation of, any applicable Law.

(d) Except as set forth in Section 4.9(d) of the Company Disclosure Letter or as would not reasonably be expected to result in a Material Adverse Effect on the Company, since January 1, 2001, the Company and each of its Subsidiaries has timely filed all regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that was required to be filed with any Governmental Authority (the “Company Business Documents”), including state insurance regulatory authorities and any applicable federal regulatory authorities, and have timely paid all fees due and payable in connection therewith. All Company Business Documents were true, correct and complete in all material respects when filed, complied in all material respects with applicable Law in effect when filed, and no material deficiencies have been asserted by any such Governmental Authority with respect to Company Business Documents that have not been satisfied. There is no material unresolved violation or exception by any such Governmental Authority with respect to any of the Company Business Documents. The Company has delivered or made available to Parent a true and complete copy of each material Company Business Document.

(e) Except as set forth in Section 4.9(e) of the Company Disclosure Letter or as has not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, all premium rates, rating plans and policy terms established or used by the Company or any of its Subsidiaries that are required to be filed with or approved by Governmental Authorities have been so filed or approved, the premiums charged conform to the premiums so filed or approved and comply in all material respects with the insurance Laws applicable thereto, and to the Company’s knowledge, no such premiums are subject to any review or investigation by any insurance regulatory authority.

Section 4.10 Reserves. All reserves (“Reserves”) carried on the Company Statutory Financial Statements (a) were determined, to the knowledge of the Company, in all material respects in accordance with generally accepted actuarial principles (except as set forth therein), consistently applied, (b) comply in all material respects with the requirements of applicable Law and (c) were made with the good faith intention and belief that they made reasonable provision in the aggregate to cover the total amount of Liabilities under outstanding policies and contracts of insurance of the Company and its Subsidiaries as of the dates of such Company Statutory Financial Statements (it being understood that no representation or warranty is made in this Agreement to the effect that such Reserves were or will be in fact adequate to cover the actual amount of such Liabilities that are eventually paid after the date thereof).

Section 4.11 Actuarial Analyses. Section 4.11 of the Company Disclosure Letter sets forth a list of all Third Party actuarial reports with respect to the Company or any of its Subsidiaries relied upon by the Company or any of its Subsidiaries or provided by the Company or any of its Subsidiaries to any Governmental Authority since December 31, 2002, and all attachments, addenda, supplements and modifications thereto (copies of which the Company has made available to Parent) (the “Actuarial Analyses”). To the knowledge of the Company, the information and data furnished by the Company or any of its Subsidiaries to its independent actuaries in connection with the preparation of the Actuarial Analyses were, at the time furnished, accurate in all material respects for the periods covered in the Actuarial Analyses. Furthermore, to the knowledge of the Company, each Actuarial Analysis was, at the relevant time of preparation, prepared using appropriate modeling procedures accurately applied and in conformity with generally accepted actuarial principles consistently applied and was properly prepared in accordance with the assumptions stated therein. To the knowledge of the Company, the assumptions used in making the projections contained in the Actuarial Analyses were arrived at in good faith and were reasonable when made.

Section 4.12 Investments. The Company has provided Parent with a correct and complete list of all Investment Assets that are carried on the Books and

Records of the Company and its Subsidiaries as of June 30, 2004. Except as set forth in Section 4.12 of the Company Disclosure Letter and except for Investment Assets sold in the ordinary course of business consistent with past practice or as contemplated by this Agreement, each of the Company and its Subsidiaries, as applicable, has good and marketable title to all of the Investment Assets it purports to own, free and clear of all Liens (other than Liens imposed by securities Laws).

Section 4.13 Employee Benefit Plans.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth a true and complete list of each deferred compensation and each bonus or other incentive compensation, stock purchase, stock option or other equity compensation plan, program, agreement or arrangement, each severance or termination pay, medical, surgical, hospitalization, life insurance or other “welfare” plan, fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)); each profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by the Company or by any trade or business, whether or not incorporated (an “ERISA Affiliate”), that together with the Company would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA, or to which the Company or an ERISA Affiliate is party, whether written or oral, for the benefit of any current or former employee, consultant or director of the Company or any Subsidiary (the “Company Employee Plans”).

(b) With respect to each Company Employee Plan, the Company has heretofore made available to Parent complete copies of the Company Employee Plan and any amendments thereto (or if the Company Employee Plan is not a written plan, a description thereof), any related trust or other funding vehicle, any reports or summaries required under ERISA or the Code and the most recent determination letter received from the Internal Revenue Service with respect to each Company Employee Plan intended to qualify under Section 401 of the Code. Except as set forth in Section 4.13(b) of the Company Disclosure Letter, since December 31, 2003, there have not been any amendments, modifications, terminations or any other changes to any Company Employee Plans as in effect on such date.

(c) Except for liabilities which have not had and would not reasonably be expected to have, individually or in the aggregate, result in a Material Adverse Effect on the Company:

(i) No liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, no condition exists that presents a risk to the Company or any ERISA Affiliate of incurring any such liability, and neither the Company nor any ERISA Affiliates made, or was required to make, contributions to any plan subject to

Title IV of ERISA during the six (6) year period ending on the last day of the most recent fiscal year ended prior to the Closing Date for any such plan.

(ii) Each Company Employee Plan has been operated and administered in accordance with its terms and applicable Law, including ERISA and the Code.

(d) Each Company Employee Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code.

(e) Except as set forth in Section 4.13(e) of the Company Disclosures Letter, no Company Employee Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for periods extending beyond retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” or (iii) benefits the full cost of which is borne by the current or former participant (or his beneficiary).

(f) Except as set forth in Section 4.13(f) of the Company Disclosure Letter (which sets forth a list and quantification of all such payments, benefits, accelerations or increases under Company Employee Plans), the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, officer, director or consultant of the Company or any ERISA Affiliate to severance pay, unemployment compensation or any other payment or benefit, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due any such employee or officer. No amounts payable under the Company Employee Plans will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

(g) There are no pending, nor to the knowledge of the Company, threatened or anticipated claims by or on behalf of any Company Employee Plan, by any Person or beneficiary covered under any such Company Employee Plan, or otherwise, involving any such Company Employee Plan (other than routine claims for benefits).

(h) None of the Company, any Company Employee Plan, any trust created thereunder or, to the knowledge of the Company, any trustee or administrator thereof has engaged in a transaction in connection with which the Company, any Company Employee Plan, any such trust or any trustee or administrator thereof, or any party dealing with any Company Employee Plan or any such trust, would be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code.

Section 4.14 Employee Matters. Except as set forth in Section 4.14 of the Company Disclosure Letter:

(a) Neither the Company nor any of its Subsidiaries is a party to or bound by any (i) collective bargaining or similar agreement with any labor organization,

or (ii) work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries.

(b) As of the date hereof, none of the employees of the Company or any of its Subsidiaries is represented by any labor organization, and the Company has no knowledge of any current union organizing activities among the employees of the Company or any of its Subsidiaries, nor does any question concerning representation exist concerning such employees.

(c) There are no labor strikes, labor disputes, work stoppages, lockouts or material grievances pending as of the date hereof, or, to the knowledge of the Company, threatened involving the employees of the Company or any of its Subsidiaries, and during the past five (5) years there have not been any such actions.

(d) As of the date hereof, there are no complaints, charges or claims against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened to be brought or filed with any Governmental Authority in connection with the employment by the Company or any of its Subsidiaries of any individual, including, without limitation, any claim relating to employment discrimination, equal pay, sexual harassment, employee safety and health, wages and hours or workers’ compensation.

(e) As of the date hereof, to the knowledge of the Company, neither the Company nor any of its Subsidiaries has received notice of the intent of any Governmental Authority responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to or relating to the Company or any of its Subsidiaries, and no such investigation is in progress.

(f) During the last five (5) years, neither the Company nor any of its Subsidiaries has effectuated a “plant closing” or a “mass layoff” (as such terms are defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”)), and neither the Company nor any of its Subsidiaries has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any Law that is similar to the WARN Act.

(g) Except as set forth in Section 4.14(g) of the Company Disclosure Letter, none of the employees of the Company or any of its Subsidiaries has suffered an “employment loss” (as defined in the WARN Act) during the 90 day period prior to the date of this Agreement. The listing set forth in Section 4.14(g) of the Company Disclosure Letter shall be updated at the Closing for employment losses occurring during the 90 day period prior to the Closing.

Section 4.15 Taxes.

(a) Each of the Company, its Subsidiaries and any consolidated, affiliated, combined or unitary group of which the Company or any of its Subsidiaries is a member has (i) timely filed (or there have been timely filed on its behalf) with the appropriate Governmental Authorities all material income and other material Tax Returns required to be filed by it or them (giving effect to all extensions) and such Tax Returns are correct and complete in all material respects; (ii) timely paid in full (or there has been timely paid in full on its behalf) all material income and other material Taxes required to have been paid by it or them, and (iii) made adequate provision (or adequate provision has been made on its behalf) for all material accrued Taxes not yet due. The accruals and reserves for Taxes reflected in the Company’s audited consolidated balance sheet as of December 31, 2003 (and the notes thereto) and the most recent quarterly financial statements (and the notes thereto) are adequate in accordance with GAAP to cover all material Taxes accrued or accruable through the date thereof.

(b) There are no material Liens for Taxes upon any property or assets of the Company or any Subsidiary of the Company, except for Liens for Taxes not yet due and payable or which are being contested in good faith or for which adequate reserves have been established.

(c) Each of the Company and its Subsidiaries has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and has, within the time and in the manner prescribed by Law, withheld and paid over to the proper Governmental Authorities all material amounts required to be so withheld and paid over under applicable Law.

(d) No federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any material Taxes or material Tax Returns of the Company or any of its Subsidiaries, and neither the Company nor any Subsidiary of the Company has received a written notice of any proposed claims, audits or proceedings with respect to any material Taxes.

(e) Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation, sharing, indemnification or similar agreement (other than any Contract all the parties to which include only one or more of the Company and its Subsidiaries).

(f) Neither the Company nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return (other than Tax Returns which include only the Company and any of its Subsidiaries) provided for under the Laws of the United States, any foreign jurisdiction or any state or locality with respect to Taxes.

(g) Neither the Company nor any of its Subsidiaries have agreed, or is required, to make any material adjustment under Section 481 of the Code affecting any taxable period.

(h) No claim has been made in writing by any Governmental Authorities in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that any such entity is subject to material taxation by that jurisdiction.

Section 4.16 Certain Contracts.

(a) Company Contracts. Section 4.16(a) of the Company Disclosure Letter sets forth, with respect to or otherwise affecting the Company or any of its Subsidiaries:

(i) any Contract relating to the incurrence of indebtedness (including sale and leaseback transactions, capitalized lease transactions and other similar financing transactions) pursuant to which the outstanding indebtedness is in excess of one hundred thousand dollars ($100,000);

(ii) any non-competition Contract or any other Contract or obligation that purports to limit in any respect the manner or the localities in which the business of the Company or any of its Subsidiaries, or following consummation of the transactions contemplated by this Agreement, Parent’s businesses, is or would be conducted;

(iii) any Contract providing for the indemnification by the Company or any of its Subsidiaries of any Person in excess of one hundred thousand dollars ($100,000) individually or three hundred thousand dollars ($300,000) in the aggregate;

(iv) any multi-year Insurance Contract involving the payment of one hundred thousand dollars ($100,000) individually or three hundred thousand dollars ($300,000) in the aggregate;

(v) any Insurance Contract containing any rate guarantees, rate caps or rate escalators involving the payment of one hundred thousand dollars ($100,000) individually or three hundred thousand dollars ($300,000) in the aggregate;

(vi) any reinsurance treaty or facultative reinsurance contract (in each case applicable to insurance in force or for which the Company or any of its Subsidiaries are entitled to any recovery);

(vii) any agreement or understanding with, or restriction imposed by, a Governmental Authority or other Third Party relating to the payment of dividends or maintenance of capital by the Company or any of its Subsidiaries;

(viii) all leases, subleases, licenses or other Contracts, including all amendments, extensions, renewals, guaranties or other Contracts with respect thereto, pursuant to which the Company or any of its Subsidiaries use or hold any material Leased Real Property (“Leases”); and

(ix) any other Contracts not listed above that involve the payment or receipt by the Company of one hundred thousand dollars ($100,000) individually or five hundred thousand dollars ($500,000) in the aggregate;

(the Contracts of a type covered by clauses (i) to (ix) being referred to as the “Material Contracts”). Prior to the date of this Agreement, the Company has made available to Parent true and correct copies of each Material Contract (including any amendments or supplements thereto).

(b) Insurance Contracts. Prior to the date of this Agreement, the Company has made available to Parent correct and complete copies of the forms of Insurance Contracts used in the business of the Company and/or its Subsidiaries as of the date of this Agreement. Each such form has been appropriately and timely filed and, if required, approved by applicable Governmental Authorities and otherwise conforms, in all material respects, to the requirements of applicable Laws.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company: (i) each Company Contract is a legal, valid and binding obligation of the Company or the applicable Subsidiary of the Company (as the case may be) and, to the knowledge of the Company, of each other party thereto, enforceable against each such party in accordance with its terms, (ii) neither the Company nor any Subsidiary of the Company (as the case may be) nor, to the knowledge of the Company, any other party to a Company Contract, is in material violation or default of any term of any Company Contract, and (iii) no condition or event exists that, (with the giving of notice or the passage of time, or both), would constitute a material violation or default by the Company or any of its Subsidiaries, as the case may be, or any other party to a Company Contract, or permit the termination, modification, cancellation or acceleration of performance of the obligations of the Company or any of its Subsidiaries, as the case may be, or any other party to the Company Contract. For purposes of this Agreement, the term “Company Contracts” means, collectively, each Material Contract and Insurance Contract.

(d) Except as set forth in Section 4.16(d) of the Company Disclosure Letter or as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, since December 31, 2003: (i) no Third Party to any Company Contract has canceled or otherwise terminated any Company Contract or has provided written or oral notice to the Company or any of its Subsidiaries of its intent to do so, and (ii) to the knowledge of the Company, no Third Party to any Company Contract is unable to continue to perform its obligations thereunder.

Section 4.17 Intellectual Property.

(a) As used herein: (i) “Intellectual Property” means all U.S. state and foreign (A) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans and general intangibles of like nature, together with the goodwill associated therewith, registrations and applications relating to the foregoing (“Trademarks”), (B) patents and pending patent applications, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention and like statutory rights (“Patents”),

(C) registered and unregistered copyrights (including those in Software), rights of publicity and all registrations and applications to register the same (“Copyrights”), and (D) confidential information, technology, know-how, inventions, processes, formulae, algorithms, models and methodologies (“Trade Secrets”); (ii) “IP Licenses” means all licenses and agreements (excluding “click-wrap” or “shrink-wrap” agreements or agreements contained in “off-the-shelf” Software or the terms of use or service for any web site) pursuant to which the Company and its Subsidiaries have acquired rights in (including usage rights) to any Intellectual Property, or licenses and agreements pursuant to which the Company and its Subsidiaries have licensed or transferred the right to use any Intellectual Property, including license agreements, settlement agreements and covenants not to sue; (iii) “Software” means all computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code or object code form, databases and compilations, including any and all data and collections of data, all documentation, including user manuals and training materials, related to any of the foregoing and the content and information contained on any Web site; and (iv) “Company Intellectual Property” means the Intellectual Property and Software held for use or used in the business of Company or its Subsidiaries as currently conducted or as currently proposed to be conducted.

(b) Section 4.17(b) of the Company Disclosure Letter sets forth, for the following Intellectual Property owned by the Company and its Subsidiaries, a complete and accurate list of all U.S., state and foreign: (i) material Patents; (ii) material Trademarks; and (iii) material Copyrights.

(c) Section 4.17(c) of the Company Disclosure Letter lists all material IP Licenses.

(d) The Company, or one of its Subsidiaries, owns or possesses valid and enforceable licenses or other legal rights to use, sell or license all Company Intellectual Property, free and clear of all Liens, except Permitted Liens, and there is no material breach or default thereof by the Company or any of its Subsidiaries or, to the knowledge of the Company, of the other party thereto.

(e) All Trademarks, Patents and Copyrights owned by the Company and its Subsidiaries, and, to the knowledge of the Company, all Trademarks, Patents and Copyrights used by but not owned by the Company and its Subsidiaries are valid and subsisting, in full force and effect and have not lapsed, expired or been abandoned, and are not the subject of any opposition filed with the United States Patent and Trademark Office or any other intellectual property registry.

(f) The Company Intellectual Property and the IP Licenses constitute all the Intellectual Property, Software and IP Licenses that are necessary for the continuing conduct and operation of the Company’s business in all respects as conducted and operated by the Company immediately prior to the date of this Agreement.

(g) Except as set forth in Section 4.17(g) of the Company Disclosure Letter or as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(i) since January 1, 2001, no claims, or to the knowledge of Company, threat of claims, have been asserted by any Third Party against the Company or any of its Subsidiaries related to the use in the conduct of the businesses of the Company and its Subsidiaries of any Intellectual Property or Software, or challenging or questioning the validity or effectiveness of any IP License;

(ii) there are no settlement agreements, consents, judgments, orders, forbearances to sue or similar obligations limit or restrict the Company’s or any Subsidiary’s rights and to any Company Intellectual Property;

(iii) to the knowledge of the Company, the conduct of the businesses of the Company and its Subsidiaries does not infringe, misappropriate, dilute or otherwise violate any Intellectual Property rights of any Third Party;

(iv) the Company and its Subsidiaries have not licensed or sublicensed their rights in any Company Intellectual Property, or received or been granted any such rights, other than pursuant to the IP Licenses;

(v) to the knowledge of the Company, no Third Party is misappropriating, infringing, diluting or violating any Intellectual Property owned by the Company or its Subsidiaries;

(vi) the Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of their Trade Secrets; and

(vii) the consummation of the transactions contemplated hereby will not result in the loss or impairment of the Company’s and its Subsidiaries’ rights to own or use any material Company Intellectual Property, nor will such consummation require the consent of any Third Party in respect of any material Company Intellectual Property.

Section 4.18 Properties and Assets.

(a) Neither the Company nor any of its Subsidiaries owns any real property. Section 4.18(a) of the Company Disclosure Letter sets forth the address for each leased property used by the Company or its Subsidiaries (the “Leased Real Property”). The Company has delivered or made available to Parent a correct and complete copy of each of the Leases. Except as set forth in Section 4.18(a) of the Company Disclosure Letter, with respect to each of the Leases: (i) there are no material disputes with respect to such Lease; (ii) no security deposit or portion thereof deposited with respect such Lease has been applied in respect of a breach or default under such Lease that has not been redeposited in full; (iii) neither the Company or any of its Subsidiaries owes, nor will they owe in the future, any material brokerage commissions or finder’s fees with respect to such Lease; (iv) the Company and its Subsidiaries have not subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; (v) the Company and its Subsidiaries have not collaterally assigned or granted any other material security interest in such Lease or any interest therein; and (vi) there are no material Liens, except for Permitted Liens, on the estate or interest created by such Lease.

(b) The Company and its Subsidiaries have, and at the Effective Time will have, good and valid title to, or valid rights to use, all material assets and properties (in each case, tangible and intangible) necessary to permit the Company and its Subsidiaries to conduct their business as currently conducted.

Section 4.19 Environmental Matters. Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (a) no written notice, notification, demand, request for information, citation, summons, complaint or order has been received by, and no action, claim, suit, proceeding or review or, to the knowledge of the Company, investigation is pending or, to the knowledge of the Company or any of its Subsidiaries, threatened by any Person against, the Company or any of its Subsidiaries with respect to any matters relating to or arising out of any Environmental Law, (b) the Company and its Subsidiaries have been and are in compliance with all Environmental Laws, including possessing all material permits, authorizations, licenses, exemptions and other governmental authorizations required for its operations under applicable Environmental Laws, (c) with respect to any Leased Real Property currently or formerly owned or leased, as the case may be, by the Company or its Subsidiaries, the Company and its Subsidiaries have not Released Hazardous Materials that have or could reasonably be expected to result in a claim against the Company or its Subsidiaries, and (d) neither the Company nor any of its Subsidiaries has entered into any agreement that may require them to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any Person from or against any liabilities or costs arising out of or related to the generation, manufacture, use, transportation or disposal of Hazardous Materials, or otherwise arising in connection with or under Environmental Laws.

Section 4.20 Transactions with Affiliates. Except as set forth in Section 4.20 of the Company Disclosure Letter, there are no outstanding material amounts payable to or receivable from, or advances by the Company or any of its Subsidiaries to, and neither the Company nor any of its Subsidiaries is otherwise a creditor or debtor to, or party to any Contract with, any shareholder, director, officer, or affiliate of the Company or any of its Subsidiaries, or any relative of any of the foregoing. Except as set forth in Section 4.20 of the Company Disclosure Letter or in the Company SEC Documents filed prior to the date of this Agreement, since January 1, 2001, there has been no material transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any currently proposed material transactions, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

Section 4.21 Reinsurance.

(a) All material ceded reinsurance agreements relating to the business of the Company or any of its Subsidiaries are in full force and effect and neither the Company nor the relevant Subsidiary is in material breach of any material provision thereof and, to the knowledge of the Company, no other party to such reinsurance agreements is in breach or, has threatened breach of any provision thereof.

(b) Except as set forth in Section 4.21(b) of the Company Disclosure Letter, no reinsurer under any such ceded reinsurance agreement to which the Company or any of its Subsidiaries is a party has given any notice of termination with respect to any such arrangement or treaty, and there is no pending or, to the knowledge of the Company, threatened dispute (it being understood and agreed that any failure of a party to timely pay any amounts due pursuant to such agreements shall constitute a dispute), under any such arrangement or treaty regarding the liability for any claim against the Company or the relevant Subsidiary by the insureds that are covered by any such arrangement or treaty. The Company has not received any information that would reasonably cause it to believe that the financial condition of any other party to any reinsurance or other similar Contracts with such party is so impaired as to result in a default thereunder.

Section 4.22 Brokers and Agents.

(a) True and complete copies of all standard forms of agency or brokers contracts or agreements used by the Company or its Subsidiaries in their business have been made available to Parent. Section 4.22(a) of the Company Disclosure Letter sets forth all Persons through which the Company and its Subsidiaries places or sells products with premium volume, on an annualized basis, in excess of two hundred fifty thousand dollars ($250,000) per year for calendar year 2003 or 2004 (“Significant Agents”), and no Significant Agent has any Contract which differs in any material respect from the Company’s and its Subsidiaries’ standard forms.

(b) Except as set forth in Section 4.22(b) of the Company Disclosure Letter, all premiums receivable from agents of the Company and its Subsidiaries as reflected on the most recent balance sheet of the Company included in the Company SEC Documents, to the extent uncollected (i) are valid and existing and represent monies due, and the Company and its Subsidiaries have made reserves reasonably considered adequate for receivables not collectible, and (ii) subject to the reserves described in clause (i), not subject to any refunds or other adjustments or to any defense, rights of setoff, assignments, restrictions, Liens or conditions.

Section 4.23 Producers. To the knowledge of the Company, each producer of business for an Insurance Subsidiary, at the time such producer wrote, sold, or produced business for an Insurance Subsidiary at any time since January 1, 2001, was duly licensed (for the type of business written, sold, or produced by such producer) in the particular jurisdiction in which such producer wrote, sold, or produced such business. To the knowledge of the Company, no such producer violated in any material respect (or with or without notice or lapse of time or both, would have violated in any material respect) any term or provision of any insurance Law applicable to the writing, sale, or production of business for any Insurance Subsidiary, and no such producer wrote, sold or produced any business for an Insurance Subsidiary that was not in compliance in all material respects with the guidelines of the Insurance Subsidiary applicable to such producer. Each material contract between an Insurance Subsidiary and a producer of business therefor (“Producer Agreements”) is valid, binding and in full force and effect in accordance with its terms, and none of the parties thereto is in default with respect to any such Producer Agreement, other than for such failures to be valid, binding and in full force and effect or such defaults as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on an Insurance Subsidiary. Except as set forth in Section 4.23 of the Company Disclosure Letter, since January 1, 2001, no party to any Producer Agreement has cancelled, substantially modified (including the amount thereof) or otherwise terminated any material business with the Company and its Subsidiaries, and no such party has indicated an intent to do so, including as a result of the transactions contemplated by this Agreement. Since January 1, 2001, to the knowledge of the Company, at the time any Insurance Subsidiary paid commissions to any producer in connection with the sale of insurance, each such producer was duly licensed if required under applicable insurance Law in the particular jurisdiction in which such producer sold such insurance for the Insurance Subsidiary.

Section 4.24 Disclosure Documents. None of the information supplied or to be supplied in writing by or on behalf of the Company specifically for inclusion or incorporation by reference in the joint proxy statement/prospectus relating to the matters to be submitted to the Company shareholders at the Company Shareholder Meeting and to the Parent shareholders at the Parent Shareholder Meeting (such joint proxy statement/prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/Prospectus”) or any amendment or supplement thereto shall, at the date the Joint Proxy Statement/Prospectus or any such amendment or supplement is first mailed to the shareholders of the Company and Parent or at the time of the Company Shareholder Approval or the Parent Share Issuance Approval, contain any untrue statement of a material fact or omit any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied in writing by or on behalf of the Company specifically for inclusion or incorporation by reference in the Registration Statement on Form S-4 with respect to the issuance of Parent Class A Common Shares issuable in the Merger (such Form S-4, and any amendments or supplements thereto, the “Form S-4”) or any amendment or supplement thereto will, at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading. The Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act.

Section 4.25 Opinion of Financial Advisor. The Company Independent Committee has received the opinion of Bear, Stearns & Co. Inc. (“Bear Stearns”), to the effect that, based on, and subject to the various assumptions and qualifications set forth in such opinion, as of the date of such opinion, the Merger Consideration is fair from a financial point of view to the holders of Company Common Stock (other than Parent, Buyer, Merger Subsidiary, PIC and PIC’s Subsidiaries and their respective affiliates), a copy of which has been made available to Parent.

Section 4.26 Finders’ or Advisors’ Fees. Except for Bear Stearns, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement. The Company has made available to Parent a complete and correct copy of the agreement between the Company and Bear Stearns pursuant to which such firm would be entitled to any payment relating to this Agreement, the Merger or the other transactions contemplated by this Agreement and such agreement is the only agreement providing for the payment of any consideration to Bear Stearns with respect to this Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 4.27 Risk Management. The Company and each of its Subsidiaries have in place risk management policies and procedures to protect against risks of the type and in amounts reasonably expected to be incurred by Persons of similar size and in similar lines of business as the Company and each such Subsidiary.

Section 4.28 Derivatives. Except as set forth in Section 4.28 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries holds any derivative instruments, including swaps, caps, floors and option agreements, whether entered into for the Company’s account, or for the account of any of its Subsidiaries or their customers.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF PARENT, BUYER AND MERGER SUBSIDIARY

Except as expressly disclosed in the most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q since such Annual Report on Form 10-K (including, in each case, to the extent included in any document filed or incorporated by reference as an exhibit thereto), in each case included in the Parent SEC Documents filed and publicly available prior to the date hereof (it being understood that express disclosure requires specific disclosure of the individual matter or item in question and is not satisfied by any form of generalized, boiler-plate or other generic disclosure) and except as set forth in the disclosure letter delivered by Parent to the Company simultaneously with the execution of this Agreement (the “Parent Disclosure Letter”), Parent, Buyer and Merger Subsidiary represent and warrant to the Company as follows:

Section 5.1 Organization and Qualification.

(a) Parent was duly organized as an exempted company formed with limited liability under the laws of the Cayman Islands and is validly existing and in good standing under the Laws of the Cayman Islands. Each of Buyer and Merger Subsidiary is

a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization. Each of Parent, Buyer and Merger Subsidiary has the requisite corporate power and corporate authority and any necessary Governmental Authority, franchise, license, certificate, or permit to own, operate and lease the properties that it purports to own, operate or lease and to carry on its business as it is now being conducted, and is duly qualified as a foreign corporation to do business, and is in good standing in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures to be so qualified and in good standing that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.2 Capitalization.

(a) The authorized share capital of Parent consists of (i) 900,000,000 common shares, par value $0.0001 per share, divided into Parent Class A Common Shares and Parent Class B Common Shares, of which, as of October 12, 2004, 15,584,090 Parent Class A Common Shares (including shares of restricted stock) were issued and outstanding and 12,687,500 Parent Class B Common Shares (including shares of restricted stock) were issued and outstanding, and (ii) 100,000,000 preferred shares, par value $0.0001 per share, none of which, as of the date hereof are outstanding. As of October 12, 2004, there were no treasury shares of Parent outstanding. As of October 12, 2004, (I) options to purchase in the aggregate 1,718,764 Parent Class A Common Shares are outstanding (the “Parent Options”), all of which were granted under Parent’s Share Incentive Plan, as amended, (II) there are 260,850 shares of restricted stock of Parent granted pursuant to Parent’s Share Incentive Plan, as amended, and (III) there are 55,000 Parent Class A Common Shares issuable pursuant to warrants (“Parent Warrants”). All the outstanding shares of Parent’s capital stock are, and all shares that may be issued pursuant to the exercise of outstanding Parent Options, pursuant to Parent’s Share Incentive Plan, as amended, or pursuant to Parent Warrants, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable. No Voting Debt of Parent or its Subsidiaries is issued and outstanding. Except as set forth above and except for the transactions provided for in this Agreement, as of the date hereof, (i) there are no shares of capital stock of Parent authorized, issued or outstanding, and (ii) there are no existing options, warrants, calls, pre-emptive rights, subscriptions or other rights, convertible securities, agreements, arrangements or commitments of any character, relating to the issued or unissued capital stock of Parent or any of its Subsidiaries, obligating Parent or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, Parent or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests or obligations of Parent or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, convertible security, agreement, arrangement or commitment. There are no outstanding contractual obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Class A Common Shares or other capital stock of Parent or any of its Subsidiaries or affiliates of Parent to make any investment (in the form of a loan, capital contribution or otherwise) in any of its Subsidiaries or any other entity nor has Parent or any of its Subsidiaries granted or agreed to grant to any Person any stock appreciation rights or similar equity-based rights.

(b) The authorized capital stock of Merger Subsidiary consists of one thousand (1,000) shares of Merger Subsidiary Common Stock. As of the date hereof, one hundred (100) shares of Merger Subsidiary Common Stock are issued and outstanding, all of which are owned indirectly by Parent and directly by Buyer and duly authorized, validly issued, fully paid and non-assessable.

(c) Except as set forth in Section 5.2(c) of the Parent Disclosure Letter, there are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock of Parent or any of its Subsidiaries.

Section 5.3 Corporate Authorization; Enforceability; Board Action.

(a) Each of Parent, Buyer and Merger Subsidiary has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby (including the Merger). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each of Parent, Buyer and Merger Subsidiary and no other corporate proceedings on the part of either Parent or Merger Subsidiary are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject in the case of the issuance of Parent Class A Common Shares in the Merger and any issuances of Parent Class A Common Shares and/or Parent Class B Common Shares in connection with the transactions contemplated by this Agreement and the Stock Purchase Agreement to the approval by a majority of votes cast by the holders of the Parent Class A Common Shares and Parent Class B Common Shares, as required by the rules and regulations of the Nasdaq Stock Market (the “Parent Share Issuance Approval”). This Agreement has been duly executed and delivered by each of Parent, Buyer and Merger Subsidiary, as applicable, and, assuming due authorization, execution and delivery of this Agreement by the other parties thereto, constitutes a valid and binding agreement of each of Parent, Buyer and Merger Subsidiary enforceable against each such party in accordance with its terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and to general equity principles.

(b) The Board of Directors of Parent, at a meeting duly called and held, unanimously has (i) determined that this Agreement and the transactions contemplated hereby (including the Merger) are advisable and in the best interests of Parent and Parent’s shareholders, (ii) approved and adopted this Agreement, and (iii) resolved to recommend that Parent’s shareholders vote for the approval of the issuance of Parent Class A Common Shares in the Merger.

Section 5.4 Consents and Approvals; No Violations.

(a) The execution, delivery and performance by Parent, Buyer and Merger Subsidiary of this Agreement and the consummation by Parent, its Subsidiaries and Merger Subsidiary of the transactions contemplated hereby (including the Merger) require no action by or in respect of, or notice to or filing with, any Governmental Authority (including with respect to any Subsidiary of Parent) other than (i) the filing of articles of merger in connection with the Merger in accordance with the PBCL, (ii) compliance with any applicable requirements of the HSR Act, (iii) compliance with any applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, (iv) compliance with any applicable requirements of the Securities Act and the rules and regulations promulgated thereunder, (v) compliance with the rules of the Nasdaq National Market, (vi) those set forth in Section 5.4(a) of the Parent Disclosure Letter that are required under federal and state Laws governing insurance and insurance companies, and (vii) any other approvals the absence of which would not reasonably be expected to be, individually or in the aggregate, material to the business of the Company or Parent after giving effect to the consummation of the transactions contemplated hereby.

(b) Except as set forth in Section 5.4(b) of the Parent Disclosure Letter, neither the execution, delivery or performance by Parent, Buyer and Merger Subsidiary of this Agreement nor the consummation by Parent, Buyer and Merger Subsidiary of the transactions contemplated hereby (including the Merger) nor compliance by Parent, Buyer or Merger Subsidiary with any of the provisions hereof or thereof will (i) conflict with or result in any breach of any provisions of the memorandum and articles of association of Parent or the similar organizational and governing documents of its Subsidiaries, (ii) conflict with or result in any violation of any provision of any Law binding upon or applicable to Parent or any of its Subsidiaries, (iii) require the consent, approval or authorization of, or notice to or filing with, any Third Party with respect to, result in any violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, amendment, or acceleration of any right or obligation of Parent or its Subsidiaries or to a loss of any benefit to which Parent or any of its Subsidiaries is entitled) under any provision of Contract by which any of Parent or its Subsidiaries is bound or subject or any of Parent’s Permits, or (iv) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Parent or any of its Subsidiaries, except in the case of (ii) and (iii) for such conflicts, violations, breaches, defaults, rights or losses, or the failure to obtain any such consents or approvals or to provide such notices or make such filings, that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.5 SEC Filings and Financial Statements.

(a) Parent has filed with the SEC all forms, reports, schedules, statements and other documents required to be filed or furnished by it and its Subsidiaries since January 1, 2001 under the Exchange Act or the Securities Act (as such documents have been amended since the time of their filing prior to the date hereof, collectively, the

“Parent SEC Documents”). As of their respective dates or, if amended prior to the date hereof, as of the date of the last such amendment, the Parent SEC Documents, including any financial statements or schedules included therein (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. Each of the consolidated financial statements included in the Parent SEC Documents (the “Parent Financial Statements”) has been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presents in all material respects, as applicable, the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of Parent and its consolidated Subsidiaries as at the dates thereof or for the periods presented therein (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments and for the absence of footnotes).

(b) The audited balance sheets of the Parent’s Subsidiaries as of December 31, 2003 and the related audited statements of income and cash flows for each of the years ended December 31, 2003 and December 31, 2002, and the unaudited interim balance sheet as of June 30, 2004 and the related unaudited interim statements of income and cash flows for the six months ended June 30, 2004, and their respective annual statements for the fiscal years ended December 31, 2003 and December 31, 2002 filed with the insurance regulatory authorities (or other comparable state regulatory agencies), copies of which have been delivered to the Company prior to the date hereof present each such Subsidiary’s respective statutory financial conditions as of the dates thereof and their respective results of operations and cash flows for the periods then ended in conformity with SAP. The other information contained in such annual statements present the information required to be contained therein in conformity with SAP consistently applied. The balance sheets of the Parent’s Subsidiaries in respect of any period ending after June 30, 2004 but before the date of this Agreement, and the related statements of income and cash flows, which have been filed with insurance regulatory authorities (or other comparable state regulatory agencies), copies of which have been delivered to the Company prior to the date hereof, fairly present in all material respects each such Subsidiary’s respective statutory financial conditions as of the dates thereof and their respective results of operations and cash flows for the periods then ended in conformity with SAP consistently applied. The financial statements referred to in this Section 5.5(b) are the “Parent Statutory Financial Statements.”

(c) Parent has established and maintained disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act), as required by Rule 13a-15(a) under the Exchange Act. Parent and each of its Subsidiaries maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to Parent and such Subsidiary and has previously disclosed to the Company its work plan, budget and timetable for compliance with the SEC rules promulgated under Section 404 of the Sarbanes-Oxley Act. Parent is in compliance in all material respects with the Sarbanes-Oxley Act. Parent has disclosed in the Parent SEC Documents, based on its most recent evaluation thereof, any significant deficiencies in its internal accounting controls which would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data.

(d) To the knowledge of Parent, neither Parent nor any of its Subsidiaries nor any Representative of Parent or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

Section 5.6 Absence of Certain Changes. Except (x) as set forth in Section 5.6 of the Parent Disclosure Letter, (y) as disclosed in the Parent SEC Documents filed prior to the date hereof, or (z) for actions or inactions after the date hereof in compliance with Section 6.2, (1) since December 31, 2003, Parent has conducted its businesses and operations consistent with past practice only in the ordinary and usual course thereof and there has not occurred (i) any fact, event, circumstance, change, condition or effect (including the incurrence of any Liabilities of any nature, whether or not accrued, contingent or otherwise) that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, (ii) any declaration or payment of any dividend or other distribution (whether in cash, stock or property) with respect to the equity interests of Parent or of any of its Subsidiaries with a record date prior to the Closing Date other than dividends paid to Parent or any of its wholly-owned Subsidiaries by a wholly-owned Subsidiary, or (iii) any material change by Parent in accounting principles or methods other than those required by Law, GAAP or SAP; and (2) since June 30, 2004, neither Parent nor any of its Subsidiaries has taken any action or made any omission that, if taken or made after the date of this Agreement, would be prohibited by Sections 6.2(b)(i) through (vii).

Section 5.7 Undisclosed Liabilities. Except for Liabilities (a) set forth in Section 5.7 of the Parent Disclosure Letter or reflected, disclosed or reserved for in the Parent Financial Statements (including the footnotes thereto) included in the Parent SEC Documents filed prior to the date of this Agreement, (b) incurred (i) in the ordinary course of business and consistent with past practice, (ii) pursuant to policies written by the Parent’s Subsidiaries, or (iii) pursuant to this Agreement, or (c) which are not, individually or in the aggregate, material to Parent and its Subsidiaries taken as a whole, neither Parent nor any of its Subsidiaries has incurred any Liabilities of any nature that would be required to be reflected or reserved against on a consolidated balance sheet of Parent and its Subsidiaries (including the notes thereto) prepared in accordance with GAAP consistently applied in preparing the Company Balance Sheet or that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.8 Litigation

(a) As of the date hereof (i) there is no Action by or before any Governmental Authority pending or, to the knowledge of Parent, threatened, against, by or affecting Parent or any of its Subsidiaries (other than insurance claims litigation in the ordinary course of business for which claims reserves that are adequate in the aggregate have been established), except for such Actions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, and (ii) no investigation or inquiry by or before any Governmental Authority is pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries.

(b) Except as set forth in Section 5.8(b) of the Parent Disclosure Letter or in the Parent SEC Documents filed prior to the date of this Agreement, there are no judgments, injunctions, writs, orders or decrees binding on Parent or any of its Subsidiaries that have had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 5.9 Compliance with Laws.

(a) Except as set forth in Section 5.9(a) of the Parent Disclosure Letter, Parent and each of its Subsidiaries are, and since January 1, 2001 have been, in compliance in all material respects with all applicable Laws.

(b) Except as set forth in Section 5.9(b) of the Parent Disclosure Letter, (i) all material Permits required for any business operated or services furnished by Parent or its Subsidiaries are valid and in full force and effect and (ii) the business of Parent and each of its Subsidiaries is being conducted in compliance in all material respects with the terms of all such Permits.

(c) Except as set forth in Section 5.9(c) of the Parent Disclosure Letter or as would not reasonably be expected to result in a Material Adverse Effect on Parent, since January 1, 2001, (i) neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any Third Party service provider acting on behalf of Parent, has received, nor otherwise has any knowledge of, any written or oral notice from any Governmental Authority that (x) alleges any noncompliance (or that Parent or any of its Subsidiaries or any such Third Party service provider is under investigation or the subject of any inquiry by any such Governmental Authority for such alleged noncompliance) with any applicable Law, or (y) would reasonably be expected to result in a fine or assessment or a cease and desist order, or the suspension, revocation or limitation or restriction of any Parent Permit, and (ii) neither Parent nor any of its Subsidiaries has entered into any agreement or settlement with any Governmental Authority with respect to its non-compliance with, or violation of, any applicable Law.

(d) Except as set forth in Section 5.9(d) of the Parent Disclosure Letter or as would not reasonably be expected to result in a Material Adverse Effect on Parent, since January 1, 2001, Parent and each of its Subsidiaries has timely filed all regulatory reports, schedules, statements, documents, filings, submissions, forms, registrations and other documents, together with any amendments required to be made with respect thereto, that was required to be filed with any Governmental Authority (the “Parent Business Documents”), including state insurance regulatory authorities and any applicable federal regulatory authorities, and have timely paid all fees due and payable in connection therewith. All Parent Business Documents were true, correct and complete in all material respects when filed, complied in all material respects with applicable Law in effect when filed, and no material deficiencies have been asserted by any such Governmental Authority with respect to Parent Business Documents that have not been satisfied. There is no material unresolved violation or exception by any such Governmental Authority with respect to any of the Parent Business Documents. Parent has delivered or made available to the Company a true and complete copy of each material Parent Business Documents.

Section 5.10 Reserves. All Reserves carried on the Parent Statutory Financial Statements (a) were determined, to the knowledge of Parent, in all material respects in accordance with generally accepted actuarial principles (except as set forth therein), consistently applied, (b) comply in all material respects with the requirements of applicable Law and (c) were made with the good faith intention and belief that they made reasonable provision in the aggregate to cover the total amount of Liabilities under outstanding policies and contracts of insurance of Parent and its Subsidiaries as of the dates of such Parent Statutory Financial Statements (it being understood that no representation or warranty is made in this Agreement to the effect that such Reserves were or will be in fact adequate to cover the actual amount of such Liabilities that are eventually paid after the date thereof).

Section 5.11 Actuarial Analyses. Section 5.11 of the Parent Disclosure Letter sets forth a list of all Third Party actuarial reports with respect to Parent or any of its Subsidiaries relied upon by Parent or any of its Subsidiaries or provided by Parent or any of its Subsidiaries to any Governmental Authority since December 31, 2002, and all attachments, addenda, supplements and modifications thereto (copies of which Parent has made available to the Company) (the “Parent Actuarial Analyses”). To the knowledge of Parent, the information and data furnished by Parent or any of its Subsidiaries to its independent actuaries in connection with the preparation of the Parent Actuarial Analyses were, at the time furnished, accurate in all material respects for the periods covered in the Parent Actuarial Analyses. Furthermore, to the knowledge of Parent, each Parent Actuarial Analysis was, at the relevant time of preparation, prepared using appropriate modeling procedures accurately applied and in conformity with generally accepted actuarial principles consistently applied and was properly prepared in accordance with the assumptions stated therein. To the knowledge of Parent, the assumptions used in making the projections contained in the Parent Actuarial Analyses were arrived at in good faith and were reasonable when made.

Section 5.12 Reinsurance.

(a) All material ceded reinsurance agreements relating to the business of Parent or any of its Subsidiaries are in full force and effect and neither Parent nor the relevant Subsidiary is in material breach of any material provision thereof and, to the knowledge of Parent, no other party to such reinsurance agreements is in breach or, has threatened breach of any provision thereof.

(b) Except as set forth in Section 5.12 of the Parent Disclosure Letter, no reinsurer under any such ceded reinsurance agreement to which Parent or any of its Subsidiaries is a party has given any notice of termination with respect to any such arrangement or treaty.

Section 5.13 Disclosure Documents. None of the information supplied or to be supplied in writing by or on behalf of Parent specifically for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or any amendment or supplement thereto shall, at the date the Joint Proxy Statement/Prospectus or any such amendment or supplement is first mailed to the shareholders of the Company or Parent or at the time of the Company Shareholder Approval or the Parent Share Issuance Approval, contain any untrue statement of a material fact or omit any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied in writing by or on behalf of Parent specifically for inclusion or incorporation by reference in the Form S-4 or any amendment or supplement thereto will, at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading. The Form S-4 and the Joint Proxy Statement/Prospectus will comply as to form in all material respects with the requirements of the Exchange Act.

Section 5.14 Finders’ or Advisors’ Fees. Except for Merrill Lynch & Co. and Fox Paine & Company, LLC, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 5.15 Operations of Merger Subsidiary. Merger Subsidiary was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities other than in connection with or as contemplated hereby and has conducted its operations as contemplated hereby.

Section 5.16 Capital Resources. Parent and Buyer have available to them (and hereby agree that they shall continue to have through the Effective Time), either from their cash and cash equivalents on hand, committed equity capital available to them on call, or borrowings currently available to them under their existing credit facilities, all funds necessary to pay all cash amounts required to be paid by them under this Agreement.

Section 5.17 Taxes.

(a) Each of Parent, Buyer, Merger Subsidiary and any consolidated, affiliated, combined or unitary group of which Parent, Buyer or Merger Subsidiary is a member has (i) timely filed (or there have been timely filed on its behalf) with the appropriate Governmental Authorities all material income and other material Tax Returns required to be filed by it or them (giving effect to all extensions) and such Tax Returns are correct and complete in all material respects; (ii) timely paid in full (or there has been timely paid in full on its behalf) all material income and other material Taxes required to have been paid by it or them, and (iii) made adequate provision (or adequate provision has been made on its behalf) for all accrued Taxes not yet due.

(b) There are no material Liens for Taxes upon any property or assets of Parent, Buyer or Merger Subsidiary, except for Liens for Taxes not yet due and payable or which are being contested in good faith or for which adequate reserves have been established.

(c) No federal, state, local or foreign audits or other administrative proceedings or court proceedings are presently pending with regard to any material Taxes or material Tax Returns of Parent or any of its Subsidiaries, and neither Parent nor any Subsidiary of Parent has received written notice of any proposed claims, audits or proceedings with respect to any material Taxes.

(d) Each of Parent, Buyer and Merger Subsidiary has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and has, within the time and in the manner prescribed by Law, withheld and paid over to the proper Governmental Authorities all amounts required to be so withheld and paid over under applicable Law.

(e) No claim has been made in writing by any Governmental Authorities in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that any such entity is subject to material taxation by that jurisdiction.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of the Company.

(a) Except as otherwise expressly provided in this Agreement, the Company covenants and agrees that the business of the Company and its Subsidiaries shall be conducted only in the ordinary course of business and consistent with past practice and, to the extent consistent therewith, the Company shall use (and the Company shall cause its Subsidiaries to use) reasonable best efforts to preserve its business organization intact and maintain its existing relations with customers, policyholders, insureds, reinsurers, agents, underwriters, brokers and investment customers, suppliers, employees, creditors and business partners.

(b) Without limiting the provisions of Section 6.1(a), except as set forth in Section 6.1(b) of the Company Disclosure Letter, the Company covenants and agrees that, except as expressly provided in this Agreement or as required to comply with applicable Law, from and after the date of this Agreement and prior to the Effective

Time, the Company will not, and will not permit any of its Subsidiaries to (without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed if the action requested would not materially and adversely impact the expected pro forma financial data (including expected cost-savings) of Parent following consummation of the Merger as agreed by Parent and the Company):

(i) amend or propose to amend its articles of incorporation or bylaws or similar organizational documents;

(ii) issue, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its Subsidiaries, other than issuances pursuant to the exercise of Company Options outstanding on the date hereof;

(iii) (A) directly or indirectly, split, combine or reclassify the outstanding shares of capital stock of the Company, or any outstanding capital stock of any of the Subsidiaries of the Company; or (B) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock;

(iv) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock;

(v) adopt a plan of complete or partial liquidation or dissolution;

(vi) (A) increase the compensation or benefits payable to any director, officer, other employee or consultant of the Company or any of its Subsidiaries; (B) grant any severance or termination pay to (or amend any such existing arrangement with) any director, officer, other employee or consultant of the Company or any of its Subsidiaries; (C) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director, officer, other employee or contractor of the Company or any of its Subsidiaries; (D) increase any benefits payable under any existing severance or termination pay policies or agreements or employment agreements; or (E) permit any director, officer, other employee or contractor of the Company or any of its Subsidiaries who is not already a party to an agreement or a participant in a plan providing benefits upon or following a “change in control” to become a party to any such agreement or a participant in any such plan, other than pursuant to a pre-existing contractual commitment or as required by applicable Law;

(vii) (A) adopt any new benefit plan, terminate any Company Employee Plan or modify any Company Employee Plan in a way that could result in additional cost to Parent, the Company or any of their respective Subsidiaries, except for any amendments to a Company Employee Plan required to maintain its qualified plan status under Section 401(a) of the Code; (B) modify any actuarial cost method, assumption or practice used in determining benefit obligations, annual expense and funding for any Company Employee Plan, except to the extent required by GAAP; (C) subject to any ERISA fiduciary obligation, modify the investment philosophy of the Company Employee Plan trusts or maintain an asset allocation that is not consistent with such philosophy; (D) subject to any ERISA fiduciary obligation, enter into any outsourcing agreement, or any other material contract relating to the Company Employee Plans or management of any benefit plan trusts; (E) grant any ad hoc pension increase; or (F) establish any new or fund any existing “rabbi” or similar trust (except in accordance with the current terms of any Company Employee Plan), or enter into any other arrangement for the purpose of securing non-qualified retirement benefits, termination benefits or deferred compensation;

(viii) modify, amend or terminate any of the Company Contracts or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice;

(ix) enter into any new (i) agency agreement that provides or permits: (A) a premium volume limitation greater than five hundred thousand dollars ($500,000); (B) a projected annual reinsurance ceded written premium greater than five hundred thousand dollars ($500,000); (C) policy limits of liability of greater than five hundred thousand dollars ($500,000) per occurrence; or (D) a per policy retention of more than five hundred thousand dollars ($500,000) per occurrence; or (ii) reinsurance agreement with ceded written premium in excess of five hundred thousand dollars ($500,000), except in situations where the new reinsurance agreement is essentially a renewal of an existing agreement with substantially similar terms and conditions;

(x) enter into any material insurance transaction other than in the ordinary course of business and consistent with past practice;

(xi) (A) incur any indebtedness for borrowed money or issue debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person (other than a wholly-owned Subsidiary of the Company) for borrowed money, except for indebtedness incurred under the Company’s existing credit facilities in the ordinary course of business and consistent with past practice and in an aggregate amount not to exceed at any time outstanding two hundred fifty thousand dollars ($250,000); (B) make any loans, advances or capital contributions to, or investments in, any other Person (other than to wholly-owned Subsidiaries of the Company); or (C) enter into any material commitment or transaction (including any borrowing, capital expenditure or purchase, sale or lease of assets) requiring a capital expenditure by the Company or its Subsidiaries, other than capital expenditures pursuant to the Company’s capital expenditures budget previously furnished to Parent and other capital expenditures that do not exceed one hundred thousand dollars ($100,000) in the aggregate;

(xii) (A) file any material Tax Return or claim for refund with any Governmental Authority; (B) make, revoke or change a material Tax election with respect to the Company or any of its Subsidiaries (unless required by applicable Law); (C) change a material method of accounting for Tax purposes with respect to the Company or any of its Subsidiaries; (D) consent to extend the period of limitations for the payment or assessment of any material Tax with respect to the Company or any of its Subsidiaries; or (E) settle or compromise any material Tax liability or refund of the Company or any of its Subsidiaries;

(xiii) change any of the accounting principles used by it unless required by GAAP, SAP or Law;

(xiv) pay, discharge or satisfy (A) any non-insurance Liabilities, other than (i) the payment, discharge or satisfaction of any such non-insurance Liabilities in the ordinary course of business and consistent with past practice; (ii) pursuant to existing obligations in accordance with their terms as in effect on the date of this Agreement (as previously disclosed to Parent); or (iii) settlements or compromises of any litigation (whether or not commenced prior to the date of this Agreement) where the amount paid (after giving effect to insurance proceeds actually received) does not exceed two hundred fifty thousand dollars ($250,000) in the aggregate for all such settlements or compromises; or (B) any insurance Liability (absolute, accrued, asserted or unasserted, contingent or otherwise) for amounts in excess of two hundred fifty thousand dollars ($250,000) (or, if in excess of such amount, with the consent of Parent, such consent not to be unreasonably withheld or delayed);

(xv) (A) acquire (by merger, consolidation, or acquisition of stock or assets) any Person or division thereof or make any investment in another Person (other than an entity that is a wholly-owned subsidiary of the Company as of the date of this Agreement and other than incorporation of a wholly-owned subsidiary of the Company) or, except in the ordinary course of business and consistent with past practice, acquire assets; or (B) sell, transfer, lease, license, pledge, dispose of, or encumber or authorize or propose the sale, pledge, disposition or Lien of any assets of the Company or any of its Subsidiaries, except in the case of clause (B) above, for sales, transfers, leases, licenses, pledges, dispositions or Liens (I) pursuant to existing Contracts (the terms of which have been previously disclosed to Parent); (II) in the ordinary course of business and consistent with past practice; provided, that the fair market value of all assets sold, transferred, leased, licensed, pledged, disposed of or encumbered pursuant to this clause (II) does not exceed one hundred thousand dollars ($100,000) in the aggregate; or (III) involving obsolete assets not material to the business of the Company or its Subsidiaries;

(xvi) take any action, or fail to take any action, to cause the Company Common Stock to cease to be listed on the NYSE prior to the Closing Date;

(xvii) take, or agree to commit to take, or omit to take, any action that could reasonably be expected to make any representation or warranty of the Company contained herein inaccurate in any respect at, or as of any time prior to, the Effective Time;

(xviii) take any action, or fail to take any action, that could impose a material delay in consummating the transactions contemplated hereby, including the Merger; or

(xix) enter into a Contract to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing.

Section 6.2 Conduct of Parent.

(a) Except as otherwise expressly provided in this Agreement, Parent covenants and agrees that the business of Parent and its Subsidiaries shall be conducted only in the ordinary course of business and consistent with past practice and, to the extent consistent therewith, Parent shall use (and Parent shall cause its Subsidiaries to use) reasonable best efforts to preserve its business organization intact and maintain its existing relations with customers, policyholders, insureds, reinsurers, agents, underwriters, brokers and investment customers, suppliers, employees, creditors and business partners.

(b) Without limiting the provisions of Section 6.2(a), except as set forth in Section 6.2(b) of the Parent Disclosure Letter, Parent covenants and agrees that, except as expressly provided in this Agreement or as required to comply with applicable Law, from and after the date of this Agreement and prior to the Effective Time, Parent will not, and will not permit any of its Subsidiaries to (without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed):

(i) amend or propose to amend the memorandum and articles of association of Parent;

(ii) issue, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of Parent or its Subsidiaries, other than issuances pursuant to this Agreement, the Stock Purchase Agreement and the transactions contemplated hereby and thereby or issuances of Parent Class A Common Shares pursuant to the exercise of Parent Options or Parent Warrants outstanding on the date hereof or granted in the ordinary course of business and consistent with past practices;

(iii) redeem, purchase or otherwise acquire, directly or indirectly, any material amount of its capital stock, other than, during the period preceding the Measurement Period, pursuant to a repurchase plan meeting the provisions of Rule 10b-18 under the Exchange Act;

(iv) declare, set aside or pay any dividend or other distribution payable in each case with respect to its capital stock, except for dividends payable to Parent or a wholly-owned Subsidiary of Parent by another wholly-owned Subsidiary of Parent or dividends with a record date after the Effective Time;

(v) adopt a plan of complete or partial liquidation or dissolution;

(vi) take any action, or fail to take any action, to cause the Parent Class A Common Shares to cease to be quoted on the Nasdaq Stock Market prior to the Closing Date;

(vii) change any of the accounting principles used by it unless required by GAAP, SAP or Law;

(viii) take any action, or fail to take any action, that could impose a material delay in consummating the transactions contemplated hereby, including the Merger;

(ix) take, or agree to commit to take, or omit to take, any action that could reasonably be expected to make any representation or warranty of Parent, Buyer or Merger Subsidiary contained herein inaccurate in any respect at, or as of any time prior to, the Effective Time; or

(x) enter into a Contract to do any of the foregoing, or authorize, recommend, propose or announce an intention to do any of the foregoing.

Section 6.3 Preparation of Proxy Statement; Shareholder Meetings.

(a) As promptly as reasonably practicable following the date hereof, the Company and Parent shall cooperate in jointly preparing and filing with the SEC the Joint Proxy Statement/Prospectus, and Parent shall prepare and file with the SEC the Form S-4. Each of the Company and Parent shall use their respective reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective by the SEC and to keep the Form S-4 effective as long as is necessary to consummate the Merger. The Company and Parent shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments, and advise the other party of any oral comments or communications regarding the Joint Proxy Statement/Prospectus or Form S-4 received from the SEC. The Company and Parent shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/Prospectus or the Form S-4 prior to filing the same with the SEC, and such parties will provide promptly each other with a copy of all such filings made with the SEC. Notwithstanding any other provision herein to the contrary, no amendment or supplement (including by incorporation by reference) to the Joint Proxy Statement/Prospectus or the Form S-4 shall be made without the approval of both parties, which approval shall not be unreasonably withheld or delayed; provided, however, that with respect to documents filed by a party which are incorporated by reference in the Form S-4 or Joint Proxy Statement/Prospectus, this right of approval shall apply only with respect to disclosures relating to this Agreement, the transactions contemplated hereby or the other party or its business, financial condition or results of operations; and provided, further, that the Company, in connection with a Company Change in Recommendation, may amend or supplement the Joint Proxy Statement/Prospectus (including by incorporation by reference) pursuant to a Qualifying Amendment, and this right of approval of Parent shall not apply thereto, and this right of approval also shall be subject to the right of each party to have its Board of Directors’ and, in the case of the Company, the Company Independent Committee’s deliberations and conclusions accurately described.

(b) Each of the Company and Parent will use its reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the Company’s shareholders and Parent’s shareholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Each of the Company and Parent shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Parent Class A Common Shares issuable in the Merger for offering or sale in any jurisdiction or any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4.

(c) If, at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement/Prospectus, as the case may be, so that such documents would not include any misstatement of a material fact or omit any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other party hereto and, to the extent required by Law, the Company and Parent shall cooperate to cause an appropriate amendment or supplement describing such information promptly to be filed with the SEC and disseminated to the shareholders of the Company and Parent.

(d) The Company shall duly take all lawful action to call, give notice of, convene and hold a meeting of its shareholders as soon as practicable after the Form S-4 is declared effective under the Securities Act (the “Company Shareholder Meeting”) for the purpose of obtaining the Company Shareholder Approval with respect to the transactions contemplated by this Agreement and shall take all lawful action to solicit the adoption of this Agreement. In furtherance of the foregoing, except as set forth in Section 6.6(a), the Board of Directors of the Company and the Company Independent Committee shall recommend adoption of this Agreement by the shareholders of the Company as set forth in Sections 4.3(b) and 4.3(c) (the “Company Recommendation”).

(e) Parent shall duly take all lawful action to call, give notice of, convene and hold a meeting of its shareholders as soon as practicable after the Form S-4 is declared effective under the Securities Act (the “Parent Shareholder Meeting”) for the purpose of obtaining the Parent Share Issuance Approval and shall take all lawful action to solicit the Parent Share Issuance Approval. The Board of Directors of Parent shall recommend approval of the issuance of the Parent Class A Common Shares in the Merger by the shareholders of Parent as set forth in Section 5.3(b).

Section 6.4 Access to Information; Confidentiality.

(a) The parties hereto shall each, and shall cause their respective Subsidiaries to, give the other party and its Representatives access to the offices, Representatives, properties, Books and Records of such party and its respective Subsidiaries during normal business hours, furnish such financial and operating data and all other information as such Persons may reasonably request and shall instruct its own Representatives to cooperate in the other party’s investigation of the business of such party; provided, however, that no such investigation by either Parent or the Company shall affect the representations or warranties of the other.

(b) All information provided or obtained in connection with the transactions contemplated by this Agreement will be held by the parties hereto in accordance with the Confidentiality Agreement, dated June 1, 2004, between Parent and the Company (as amended to date, the “Confidentiality Agreement”). In the event of a conflict or inconsistency between the terms of this Agreement and the Confidentiality Agreement, the terms of this Agreement will govern.

Section 6.5 No Solicitation; Unsolicited Proposals.

(a) Except as otherwise expressly provided in this Section 6.5, from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause the Company’s and such Subsidiaries’ respective Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate (including by way of furnishing information), any inquiries or the making or submission of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) participate or engage in any discussions or negotiations with, or disclose or provide any non-public information or data relating to the Company or its Subsidiaries or afford access to the properties, books or records or employees of the Company or its Subsidiaries to, any Third Party relating to an Acquisition Proposal, or knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal or accept an Acquisition Proposal, or (iii) enter into any Contract (including any agreement in principle, letter of intent, or understanding) with respect to or contemplating any Acquisition Proposal or enter into any agreement, arrangement or understanding requiring the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement. The Company shall, and shall cause its Subsidiaries to, and shall direct the Company’s and such Subsidiaries’ respective Representatives to, immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any Third Party conducted heretofore by the Company, its Subsidiaries or their respective Representatives with respect to any Acquisition Proposal. The Company also agrees that it will promptly request that each Third Party that has heretofore executed a confidentiality or similar agreement within the twelve (12) months prior to the date of this Agreement in connection with any Third Party’s consideration of any Acquisition Proposal return or destroy all confidential information heretofore furnished to any Third Party by or on behalf of the Company or any of its Subsidiaries.

(b) Notwithstanding the restrictions set forth in Section 6.5(a), if, at any time prior to the Effective Time, (i) the Company receives an unsolicited bona fide written proposal from a Third Party relating to an Acquisition Proposal (under circumstances in which the Company has complied with its obligations under Section 6.5(a)), and (ii) the Board of Directors of the Company and the Company Independent Committee conclude in good faith (after consultation with a financial advisor of nationally recognized reputation and receiving the advice of nationally recognized outside counsel) that (A) such Acquisition Proposal is, or would reasonably be expected to result in, a Superior Proposal, and (B) the failure to provide nonpublic information or data concerning the Company or participate in negotiations or discussions concerning such Acquisition Proposal would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the Company’s shareholders under applicable Law, the Company may, subject to its giving Parent at least two (2) business days’ prior written notice of the identity of such Third Party and the terms and conditions of such Acquisition Proposal and the Company’s intention to furnish nonpublic information to, or enter into discussions or negotiations with, such Third Party, (x) furnish information with respect to the Company and its Subsidiaries to such Third Party pursuant to a customary confidentiality agreement containing terms no less restrictive than the terms of the Confidentiality Agreement; provided, that a copy of all such information is delivered simultaneously to Parent if it has not previously been so furnished to Parent, and (y) participate in discussions or negotiations regarding such proposal.

(c) The Company shall as soon as practicable (and in any event within twenty-four (24) hours) notify and advise Parent in writing of the receipt of any Acquisition Proposal or of any request for information or inquiry that could reasonably be expected to lead to the receipt of an Acquisition Proposal, the terms and conditions of any such Acquisition Proposal, request or inquiry, and the identity of the Person making such Acquisition Proposal, request or inquiry. The Company shall inform Parent on a reasonably prompt basis of the status and material details of any discussions regarding, or relating to, any Acquisition Proposal with a Third Party (including amendments and proposed amendments) and, as promptly as practicable, of any change in the price, structure or form of the consideration or material terms of and conditions regarding the Acquisition Proposal.

(d) The Company agrees that it will promptly inform its and its Subsidiaries’ respective Representatives of the obligations undertaken in this Section 6.5. The Company agrees that any breach of this Section 6.5 by any of the Company’s Subsidiaries or any of the Company’s or the Company’s Subsidiaries’ respective Representatives shall be deemed a breach by the Company of this Section 6.5.

(e) Nothing contained in this Agreement shall prohibit the Company from taking and disclosing to its shareholders a position as required by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or from making any such other disclosures that are required by applicable Law.

(f) For purposes of this Agreement:

(i) “Acquisition Proposal” means any inquiry, offer, proposal, indication of interest, signed agreement or completed action, as the case may be, by any Third Party that relates to (1) a transaction or series of transactions (including any merger, consolidation, recapitalization, liquidation or other direct or indirect business combination) involving the Company or any of its Subsidiaries or the issuance or acquisition of shares of capital stock or other equity securities or Voting Debt of the Company or any of its Subsidiaries representing fifteen percent (15%) or more (by voting power) of the outstanding capital stock of the Company or any of its Subsidiaries, (2) any tender or exchange offer that if consummated would result in any Person, together with all affiliates thereof, beneficially owning shares of capital stock or other equity securities of the Company or any of its Subsidiaries representing fifteen percent (15%) or more (by voting power) of the outstanding capital stock of the Company or any of its Subsidiaries, or (3) the acquisition, license, purchase or other disposition of a material portion of the business or assets (including the capital stock or assets of any Subsidiary) of the Company or any of its Subsidiaries outside the ordinary course of business or inconsistent with past practice; and

(ii) “Superior Proposal” means any bona fide written Acquisition Proposal (provided, that for the purposes of this definition, (A) the applicable percentages in clauses (1) and (2) of the definition of Acquisition Proposal shall be a majority as opposed to fifteen percent (15%), and (B) any acquisition, license, purchase or other disposition referred to in clause (3) of the definition of Acquisition Proposal shall be for a majority of the business and assets (including the capital stock or assets of any Subsidiary) of the Company or any of its Subsidiaries), on its most recently amended or modified terms, if amended or modified, that the Board of Directors of the Company and the Company Independent Committee determine in their good faith judgment (after receiving the advice of a financial advisor of nationally recognized reputation and nationally recognized outside counsel), taking into account, among other things, all legal, financial (including the effect of any Termination Fee payable hereunder and any additional fees and expenses to be incurred in connection with such proposal), timing, likelihood of completion (taking into account all approvals and consents required from Governmental Authorities, Third Parties and shareholders), any financing conditions or contingencies, and other aspects of the proposal and the Third Party making the proposal, would, if consummated, result in a transaction that is more favorable to the Company’s shareholders (other than Parent, Buyer, Merger Subsidiary, PIC and PIC’s Subsidiaries and their respective affiliates) (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by this Agreement.

(g) The Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement to which any of the Company or its Subsidiaries is a party. The Company will use its reasonable best efforts to enforce or cause to be enforced each such agreement at the request of Parent.

Section 6.6 Board Recommendation.

(a) Subject to Section 6.6(b), none of the Board of Directors of the Company, the Company Independent Committee nor any committee or subcommittee of either of the foregoing thereof shall (i) withdraw, qualify, modify or amend (or propose to withdraw, qualify, modify or amend) in any manner adverse to Parent, the Company Recommendation or take any action or make any statement, filing or release, in connection with the Company Shareholder Meeting or otherwise, inconsistent with the Company Recommendation (it being understood that if an Acquisition Proposal is received by the Company and Parent requests that the Board of Directors of the Company and the Company Independent Committee reaffirm the Company Recommendation, a failure to so reaffirm the Company Recommendation within three (3) business days of Parent’s request shall be considered an adverse modification of the Company Recommendation), or (ii) approve or recommend (or propose publicly to approve or recommend) any Acquisition Proposal (each of the foregoing being referred to as a “Company Change in Recommendation”).

(b) Notwithstanding the provisions of Section 6.6(a), if, prior to the Company Shareholder Meeting, the Board of Directors of the Company or the Company Independent Committee determines in good faith (after receiving the advice of a financial advisor of nationally recognized reputation and nationally recognized outside counsel) that the failure to make a Company Change in Recommendation would be inconsistent with the fiduciary duties of the Board of Directors of the Company to the Company’s shareholders under applicable Law, the Board of Directors of the Company and the Company Independent Committee may make a Company Change in Recommendation but, in each case, only (i) after the Company provides to Parent a written notice (a “Notice of Superior Proposal”) (x) advising Parent that the Board of Directors of the Company and the Company Independent Committee have received, and desire to accept, a Superior Proposal, (y) specifying the terms and conditions of such Superior Proposal, including the amount per share that the Company’s shareholders will receive per share of Company Common Stock (valuing any non-cash consideration at what the Board of Directors of the Company and the Company Independent Committee determine in good faith, after consultation with a financial advisor of nationally recognized reputation, to be the fair value of the non-cash consideration) and including a copy thereof with all accompanying documentation, and (z) identifying the Person making such Superior Proposal, (ii) and after negotiating in good faith with Parent to make such adjustments in the terms and conditions of this Agreement as would enable the Company to proceed with the Company Recommendation without a Company Change in Recommendation if and to the extent Parent elects to seek to make such adjustments; provided, however, that Parent shall not be obliged to propose or agree to any such adjustment, and (iii) if Parent does not, within five (5) calendar days of Parent’s receipt of the Notice of Superior

Proposal, make an offer that the Board of Directors of the Company and the Company Independent Committee determine in good faith (based on the advice of a financial advisor of nationally recognized reputation) to be as favorable to the Company’s shareholders as such Superior Proposal. Notwithstanding the foregoing, the Company shall not be entitled to enter into any agreement (other than a confidentiality agreement as contemplated by Section 6.5(b)) with respect to a Superior Proposal unless this Agreement has been or concurrently is terminated by its terms pursuant to Section 8.1 and the Company has paid any amounts due to Parent pursuant to Section 8.3(b).

Section 6.7 Regulatory Filings; Reasonable Best Efforts.

(a) Each of the Company, Merger Subsidiary and Parent shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and to consummate the transactions contemplated by this Agreement as promptly as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain (and to cooperate with the other parties to obtain) as promptly as reasonably practicable any permit, consent, authorization, order or approval of, or any exemption by, any Governmental Authority and any other public or private third party which is required to be obtained or made by such party or any of its Subsidiaries in connection with the Merger and the transactions contemplated by this Agreement. Subject to applicable Laws relating to the exchange of information, each of the Company and Parent shall promptly cooperate with and furnish information to the other and, to the extent practicable, consult with each other on, all the information relating to the Company or Parent, as the case may be, and any of their respective affiliates, which appear in any filing made with, or written materials submitted to, any Governmental Authority or any other third party in connection with the transactions contemplated by this Agreement. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals, authorizations and orders of all Governmental Authorities and any other third parties necessary or advisable to consummate the transactions contemplated by this Agreement, and each of the Company and Parent shall keep the other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of written notices or other communications received by Parent or the Company or any of their respective affiliates from any such third party or Governmental Authority with respect to the transactions contemplated hereby. The Company and Parent may, as they deem reasonably necessary, designate any competitively sensitive information provided to the other under this Section 6.7 as “outside counsel only” and such information shall be given only to outside counsel of the recipient. The Company and Parent shall provide the other party with the opportunity to participate in any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry in connection with the transactions contemplated hereby; provided that (i) such participation of the Company shall not be required to be permitted by Parent in connection with meetings not primarily related to obtaining any Requisite Regulatory Approvals, and (ii) such participation shall not entitle the Company to direct the conduct of any such meeting or otherwise bind Parent to any action.

(b) As promptly as reasonably practicable following the date hereof, Parent and the Company shall cooperate in preparing and shall cause to be filed, and shall cause their Subsidiaries to file with all applicable Governmental Authorities, all filings required to be made under Laws governing the insurance businesses of Parent and the Company in connection with the transactions contemplated hereby (the “Insurance Filings”). Parent and the Company shall, as promptly as practicable after receipt thereof, provide each other with copies of any written comments and advise the other party of any oral comments with respect to the Insurance Filings from each applicable Governmental Authority. Each of Parent and the Company shall cooperate and provide the other with a reasonable opportunity to review and comment on any Insurance Filing, and on any amendment or supplement thereto and each will provide the other with a copy of all such filings made.

(c) If any objections are asserted with respect to the transactions contemplated hereby by any Governmental Authority or any other third party under any applicable Law, or if any suit is instituted by any Governmental Authority or any other third party challenging any of the transactions contemplated by this Agreement as violative of any applicable Law, each of Parent and the Company shall use its reasonable best efforts to resolve any such objections or challenges as such Governmental Authority or other third party may have to such transactions as promptly as practicable so as to permit consummation of the transactions contemplated by this Agreement.

(d) Notwithstanding the foregoing, the parties hereby agree and acknowledge that reasonable best efforts under Section 6.7(a) and Section 6.7(c) shall not require or be construed to require, and nothing else in this Agreement shall require or be construed to require, Parent or any of its Subsidiaries or other affiliates, to (i)(A) offer, sell or hold separate pending divesture, or agree to offer, sell or hold separate pending divestiture, or (B) consent to any such offer, sale, holding or agreement, before or after the Effective Time, of any businesses, operations or assets, or interests in any businesses, operations or assets, of Parent, the Company or the Surviving Corporation (or any of their respective Subsidiaries or other affiliates), or (ii) take or agree to take any other action or agree or consent to any limitation or restrictions on or changes in any such businesses, operations or assets of Parent, the Company or the Surviving Corporation (or any of their respective Subsidiaries or other affiliates) that, in the case of all such requirements described in clause (i) and (ii), would reasonably be expected to, individually or in the aggregate with all other such requirements, (1) materially and adversely impact the expected pro forma financial data (including expected cost-savings) of Parent following consummation of the Merger as agreed by Parent and the Company and (2) be different in any material respect in character, degree or scope from the terms or conditions customarily imposed in connection with such consents, waivers, licenses, orders, registrations, approvals, permits, rulings or authorizations by the appropriate Governmental Authority in the face of circumstances that are substantially similar to those circumstances in question in light of the transactions contemplated by this Agreement (including, without limitation, in respect of the business, financial condition, scope and size of the parties hereto) (a “Burdensome Condition”).

(e) The Company shall use its reasonable best efforts to obtain, prior to the Closing (i) the unconditional consent to the Closing and the other transactions contemplated hereby of each lender to whom the Company or any of its Subsidiaries owes in excess of one hundred thousand dollars ($100,000) as of the Closing Date, (ii) the unconditional consent to the Closing and the other transactions contemplated hereby of each Person holding a mortgage or lien on real property or material personal property owned or leased by the Company or any of its Subsidiaries, (iii) the unconditional consent to the Closing and the other transactions contemplated hereby of each lessor of real property leased by the Company to the extent required by such lease, and (iv) the unconditional consent to the Closing and the other transactions contemplated hereby of each other party to each Material Contract with the Company or any Subsidiary of the Company, but only if and to the extent that the failure to obtain such consent would materially adversely affect the Company and its Subsidiaries taken as a whole.

Section 6.8 Litigation. The Company shall give Parent the opportunity to participate in the defense of any litigation against the Company and/or its directors relating to the transactions contemplated by this Agreement or any other Acquisition Proposal and will not settle or compromise any such action without the prior written consent of Parent, which consent shall not be unreasonably withheld or delayed.

Section 6.9 Employee Benefits.

(a) For the one (1) year period following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, provide to individuals who are employed by the Company and its Subsidiaries immediately prior to the Effective Time who remain employed with the Surviving Corporation or any Subsidiary of the Surviving Corporation (“Affected Employees”) employee benefits (including, but not limited to, pension and welfare benefits, but excluding any equity-based or incentive compensation) that in the aggregate are no less favorable in any material respect than the employee benefits provided by the Company or the applicable Subsidiary of the Company to such employees immediately prior to the Effective Time (except such changes as are required by Law); provided, however, that nothing contained in this Section 6.9 shall operate to duplicate any benefit.

(b) Parent shall, or shall cause the Surviving Corporation to, (i) waive all limitations as to preexisting conditions, exclusions, waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to the Affected Employees under all employee benefit plans of Parent or Subsidiary of Parent, the Surviving Corporation or Subsidiary of the Surviving Corporation that such employees of the Company or any of its Subsidiaries would be eligible to participate in after the Effective Time, other than limitations or waiting periods that were in effect with respect to such employees as of the Effective Time under any employee benefit plan maintained by the Company or such Subsidiary for the Affected Employees immediately prior to the Effective Time, (ii) provide each Affected Employee with credit for any co-payments and deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans that such employees are eligible to participate in after the Effective Time during the same plan year in which such co-payments and deductibles were paid, and (iii) give full credit, for all purposes under all employee benefit plans or arrangements maintained by Parent or any Subsidiary of Parent (to the extent such Affected Employees participate in any such employee benefit plan or arrangement) for such Affected Employees’ service with the Company or any Subsidiary of the Company to the same extent recognized by the Company immediately prior to the Effective Time; provided, however, that the crediting shall not operate to duplicate any benefit.

Section 6.10 Public Announcements. The initial press release with respect to the Merger shall be a joint press release, to be agreed upon by Parent and the Company. Thereafter, except as required by Law or stock exchange rules and regulations, each party hereto (a) shall consult with the other party before issuing any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby (to the extent not previously issued or made in substance), and (b) shall not issue any press release or make any public statement without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed.

Section 6.11 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, as the case may be, any deeds, bills of sale, assignments, assurances or other documents, or instruments, and to take any other actions and do any other things, in the name and on behalf of the Company or Merger Subsidiary, reasonably necessary to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger and to otherwise accomplish the purpose and intent of this Agreement and the transactions contemplated hereby.

Section 6.12 Notification of Certain Matters.

(a) The Company shall notify Parent, and Parent, Buyer or Merger Subsidiary shall notify the Company, of (i) any fact, event, circumstance, change, condition, or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or Parent, as applicable, (ii) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect, and (iii) the failure by it to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case within three (3) business days of such Person becoming aware of the occurrence of such development; provided that the failure of any party to give a notice shall not render any underlying breach of representation or warranty a breach of, or a failure to comply with, a covenant for the purposes of this Agreement. Failure to comply with this Section 6.12(a) shall not result in a failure by any party to satisfy the conditions set forth in Section 7.2(a) or 7.3, as the case may be, unless the event or matter giving rise to the obligation to notify hereunder involves a breach of a representation or warranty hereunder which results in a failure to satisfy the conditions set forth in Section

7.2(a) or 7.3, as the case may be, and which breach is incurable or has not been cured in all material respects as contemplated by Section 8.1(f).

(b) The Company shall give prompt notice to Parent, and Parent, Buyer or Merger Subsidiary shall give prompt notice to the Company, of: (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, and (ii) any material notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement.

(c) If any event or matter arises after the date of this Agreement that, if existing or occurring at the date of this Agreement, (i) would have been required to be set forth or described by the Company in the Company Disclosure Letter or by Parent in the Parent Disclosure Letter, or (ii) would have caused a representation or warranty or covenant in Articles IV, V or VI hereof, as applicable, to be violated as of such date, then the Company or Parent, as applicable, shall, for informational purposes only, deliver to Parent or the Company, as applicable, the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, updated to reflect such event or matter (A) immediately prior to mailing the Joint Proxy Statement/Prospectus to shareholders of the Company and Parent, and (B) two (2) business days prior to the Effective Time; provided, however, that such supplemental disclosure shall not be required to disclose any such event or matter, and the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, shall not be required to be updated, in either case, with respect to representations or warranties that are expressly made as of a specific date; provided, further, however, that the failure of any party to give such notice shall not render any underlying breach of representation or warranty a breach of, or a failure to comply with, a covenant for the purposes of this Agreement. Failure to comply with this Section 6.12(c) shall not result in a failure by any party to satisfy the conditions set forth in Section 7.2(a) or 7.3, as the case may be, unless the event or matter giving rise to the obligation to notify hereunder involves a breach of a representation or warranty hereunder which results in a failure to satisfy the conditions set forth in Section 7.2(a) or 7.3, as the case may be, and which breach is incurable or has not been cured in all material respects as contemplated by Section 8.1(f).

(d) The parties’ obligations under this Section 6.12 and the disclosure of any matter in accordance with the provisions of this Section 6.12 shall not limit or otherwise affect the remedies available hereunder to the party receiving such disclosure and shall not be deemed to cure any breach or inaccuracy of any representation or warranty made in this Agreement.

Section 6.13 Director and Officer Liability.

(a) The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, (i) for a period of six (6) years after the Effective Time indemnify and hold harmless all current or former directors and officers of the Company and its Subsidiaries (in their capacities as such) (the “Indemnified Parties”) to the same extent such Persons are indemnified as of the date hereof by the Company pursuant to the articles of incorporation and bylaws of the Company and its Subsidiaries and applicable Law for acts or omissions occurring at or prior to the Effective Time, and (ii) cause to be maintained for a period of six (6) years after the Effective Time a policy of directors’ and officers’ liability insurance of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured than the terms currently provided to directors and officers of the Company with respect to claims arising from facts or events that occurred on or before the Effective Time with either the Company’s current provider of directors’ and officers’ liability insurance or with another provider, but only with a provider whose A.M. Best Company, Inc. (“A.M. Best“) rating is at least as high as the A.M. Best rating of the Company’s current provider of directors’ and officers’ liability insurance; provided, however, that Parent shall not be required to pay annual premiums in excess of two hundred fifty percent (250%) of the current annual premiums paid by the Company as of the date hereof as set forth in Section 6.13 of the Company Disclosure Letter (the “Company’s Current Premium”), and if such annual premiums for such insurance would at any time exceed two hundred fifty percent (250%) of the Company’s Current Premium, then Parent shall cause to be maintained policies of insurance which, in Parent’s reasonable good faith determination, provide the maximum coverage available at an annual premium equal to two hundred fifty percent (250%) of the Company’s Current Premium; provided, further, however, that the Indemnified Parties may be required to make application and provide reasonable and customary representations and warranties to the relevant insurance carriers for the purpose of obtaining such insurance. The provisions of this Section 6.12(a) shall be deemed to have been satisfied if the Surviving Corporation obtains prepaid policies, which policies provide directors and officers of the Company with coverage no less advantageous to the insured than the terms currently provided to directors and officers of the Company for an aggregate period of six (6) years after the Effective Time with respect to claims arising from facts or events that occurred on or before the Effective Time, with either the Company’s current provider of directors’ and officers’ liability insurance or with another provider, but only with a provider whose A.M. Best rating is at least as high as the A.M. Best rating of the Company’s current provider of directors’ and officers’ liability insurance.

(b) Any Indemnified Party wishing to claim indemnification under Section 6.13(a) following the Effective Time, upon learning of any claim, action, suit, proceeding or investigation arising out of actions or omissions by them in their capacities as directors or officers of the Company or any of its Subsidiaries occurring at or prior to the Effective Time, shall promptly notify the Surviving Corporation thereof; provided, that the failure to so notify shall not affect the obligations of the Surviving Corporation under Section 6.13(a) unless and to the extent such failure materially prejudices the Surviving Corporation.

(c) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation is made against any Indemnified Party, on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 6.13 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

(d) If Parent, the Surviving Corporation, or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, to the extent necessary to effect such assumption, proper provisions shall be made so that such successors and assigns shall assume all of the applicable obligations set forth in this Section 6.13.

(e) The provisions of this Section 6.13 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives, and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

Section 6.14 Affiliates. As soon as practicable after the date hereof and in any event not less than thirty (30) days prior to the Effective Time, the Company shall deliver to Parent a letter identifying all Persons who, in the reasonable opinion of the Company, may be, as of the date of the Company Shareholder Meeting, its “affiliates” for purposes of Rule 145 under the Securities Act. The Company shall use its reasonable best efforts to cause the delivery to Parent of letter agreements in substantially the form attached as Exhibit A.

Section 6.15 Takeover Statutes. If any anti-takeover or similar statute or regulation is or may become applicable to the transactions contemplated hereby, each of the parties and their Board of Directors shall grant or secure any required consents or approvals and take all such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects (including any resulting delays) of any such statute or regulation on the transactions contemplated hereby.

Section 6.16 Comfort Letter. Upon the request of Parent, the Company shall use its reasonable best efforts to cause to be delivered to Parent a letter from the Company’s independent accountants, dated a date within two (2) business days before the date on which the Form S-4 shall become effective, addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4; provided, that the failure of such a letter to be delivered by the Company’s independent accountants shall not result in a failure of a condition to Closing (including Section 7.2(a)(ii) hereof).

Section 6.17 Stock Market Quotation. Parent shall use its reasonable best efforts to cause the shares of Parent Class A Common Shares to be issued in the Merger to be quoted upon issuance on the Nasdaq Stock Market on the Closing Date.

ARTICLE VII

CONDITIONS TO THE MERGER

Section 7.1 Conditions to the Obligations of Each Party. The obligations of the Company, Parent, Buyer and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent legally permissible, waiver) of the following conditions:

(a) Company Shareholder Approval. The Company shall have obtained the Company Shareholder Approval;

(b) Parent Shareholder Approval. Parent shall have obtained the Parent Share Issuance Approval;

(c) HSR Act. Any applicable waiting period (including any extension thereof) under the HSR Act relating to transactions contemplated by this Agreement (including the Merger) shall have expired or been terminated;

(d) No Injunctions or Restraints. No provision of any applicable Law and no judgment, injunction, order or decree that makes illegal or otherwise prohibits the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect;

(e) Regulatory Matters. The authorizations, consents, orders, permits or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any Governmental Authority (other than the expiration of the applicable waiting period under the HSR Act that is addressed in Section 7.1(c)) that are either (i) identified on Section 7.1(e) of the Company Disclosure Letter or Section 7.1(e) of the Parent Disclosure Letter or (ii) that are necessary for the consummation of the transactions contemplated hereby and the absence of which would be materially adverse to Parent and its Subsidiaries taken as a whole or the Company and its Subsidiaries taken as a whole (all of the foregoing in clauses (i) and (ii), the “Requisite Regulatory Approvals”), shall have been filed, have occurred or have been obtained and all such Requisite Regulatory Approvals shall be in full force and effect; provided, however, that a Requisite Regulatory Approval shall not be deemed to have been obtained if in connection with the grant thereof there shall have been an imposition by any Governmental Authority of any condition, requirement, restriction or change of regulation, or any other action directly or indirectly related to such grant taken by such Governmental Authority, which would (or if implemented would reasonably be expected to) impose a Burdensome Condition;

(f) Effectiveness of Form S-4. The Form S-4 shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Form S-4 shall be in effect, and no proceedings for that purpose shall be threatened by the SEC or shall have been initiated by the SEC and not concluded or withdrawn; and

(g) Stock Quotation. The Parent Class A Common Shares to be issued in the Merger to holders of shares of Company Common Stock shall have been authorized for quotation on the Nasdaq Stock Market, subject to official notice of issuance.

Section 7.2 Conditions to the Obligations of Parent, Buyer and Merger Subsidiary. The obligations of Parent, Buyer and Merger Subsidiary to consummate the Merger are subject to the satisfaction (or, to the extent legally permissible, waiver) of the following further conditions:

(a) Performances of Obligations; Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement (read without any Material Adverse Effect or materiality qualifications, other than the representation set forth in clause (i) of Section 4.6, which shall be read with the Material Adverse Effect qualification) shall be true and correct as of the date of this Agreement and as of the Effective Time as if made at and as of such time (except to the extent expressly by its terms made as of an earlier date, in which case as of such earlier date), other than such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (ii) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time, and (iii) Parent shall have received a certificate signed by the chief executive officer and chief financial officer of the Company to the foregoing effect;

(b) Company Rating. A.M. Best shall not have informed the Company or any of the Insurance Subsidiaries or otherwise announced that it (i) has placed any of the Insurance Subsidiaries under review with negative implications (unless it subsequently announces that such Insurance Subsidiary no longer is under review with negative implications) or (ii) has downgraded (unless it subsequently announces that it has reversed such downgrade) any of the Insurance Subsidiaries below a rating of “A-”, if, in the good faith reasonable determination of Parent, such review with negative implications or downgrade would reasonably be expected to have a Material Adverse Effect on the Company; and

(c) No Litigation. No Governmental Authority shall have instituted any Action (which remains pending at what would otherwise be the Closing Date and which, in the reasonable good faith judgment of Parent, based on the advice of outside counsel, would have a reasonable prospect of surviving a motion for summary judgment by Parent or the Company (based on Parent’s reasonable good faith assessment of the facts)) before any Governmental Authority of competent jurisdiction seeking to (i) enjoin, restrain or otherwise prohibit the consummation of the Merger, (ii) impose criminal penalties in connection with the consummation of the Merger, or (iii) impose a Burdensome Condition in connection with the consummation of the Merger.

Section 7.3 Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction (or, to the extent legally permissible, waiver) of the following further conditions: (i) the representations and warranties of Parent, Buyer and Merger Subsidiary contained in this Agreement (read without any Material Adverse Effect or materiality qualifications, other than the representation set forth in clause (i) of Section 5.6, which shall be read with the Material Adverse Effect qualification) shall be true and correct as of the date of this Agreement and as of the Effective Time as if made at and as of such time (except to the extent expressly by its terms made as of an earlier date, in which case as of such earlier date), other than such failures to be true and correct that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; (ii) Parent shall have performed in all material respects all of its covenants, agreements and obligations hereunder required to be performed by it at or prior to the Effective Time; and (iii) the Company shall have received a certificate signed by the chief executive officer of Parent to the foregoing effect.

ARTICLE VIII

TERMINATION AND EXPENSES

Section 8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding the prior obtaining of the Company Shareholder Approval or the Parent Share Issuance Approval:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent,

(i) if the Merger has not been consummated as of March 31, 2005 (the “End Date”); provided, however, that if (x) the Effective Time has not occurred by such date by reason of non-satisfaction of the condition set forth in Section 7.1(c) or Section 7.1(e), and (y) all other conditions set forth in Article VII have heretofore been satisfied or waived or are capable of being satisfied, then such date shall automatically be extended to June 30, 2005 (which shall then be the End Date);

(ii) if the Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Company Shareholder Meeting or any adjournment thereof; or

(iii) if the Parent Share Issuance Approval shall not have been obtained by reason of the failure to obtain the required vote at the Parent Shareholder Meeting or any adjournment thereof;

(c) by either the Company or Parent, if there shall be any Law that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Parent, Buyer, Merger Subsidiary or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable; provided, however, that the right to terminate this

Agreement under this Section 8.1(c) is not available to a party that has not fulfilled its obligations under Section 6.7;

(d) by Parent, if the Board of Directors of the Company, the Company Independent Committee or the Company, as the case may be, shall have (i) breached any provision of Section 6.5 (other than an immaterial breach of any of the notice provisions thereof which is cured promptly), (ii) made a Company Change in Recommendation, whether or not permitted by the terms hereof, or (iii) failed to call the Company Shareholder Meeting in accordance with Section 6.3(d);

(e) by the Company, if the Board of Directors of Parent or Parent, as the case may be, shall have failed to call the Parent Shareholder Meeting in accordance with Section 6.3(e) or recommend approval of the issuance of the Parent Class A Common Shares in the Merger (or shall have withdrawn, qualified, modified or amended (or proposed to withdraw, qualify, modify or amend such recommendation) in any manner adverse to the Company);

(f) by either Parent or the Company, if there shall have been a breach by the other of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would result in the failure to satisfy one or more of the conditions set forth in Section 7.2(a) (in the case of a breach by the Company) or Section 7.3 (in the case of a breach by Parent), and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured within thirty (30) days after written notice thereof shall have been received by the party alleged to be in breach; or

(g) by Parent, if the Average Sales Price is less than $12.00.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f) or (g) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.3, specifying the provision hereof pursuant to which such termination is effected.

Section 8.2 Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto, except (i) as set forth in Section 8.3, (ii) that Sections 8.2, 8.3 and 6.4(b), Article IX and the agreements contained in the Confidentiality Agreement (to the extent set forth therein), shall survive the termination hereof, and (iii) that no such termination shall relieve any party of any liability or damages resulting from any breach by that party of this Agreement prior to such termination.

Section 8.3 Fees and Expenses.

(a) Other than as specifically provided in this Section 8.3 or otherwise agreed to in writing by the parties, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, whether or not the Merger is consummated, except that (i) filing fees in connection with the filing with the SEC of the Form S-4 and the Joint Proxy Statement/Prospectus, (ii) filing fees payable under or pursuant to the HSR Act, and (iii) all printing, mailing and related expenses incurred in connection with printing and mailing of the Form S-4 and the Joint Proxy Statement/Prospectus shall be shared equally by Buyer and the Company, whether or not the Merger is consummated.

(b) If this Agreement is terminated pursuant to:

(i) Section 8.1(b)(ii) and (A) at the time of the Company Shareholder Meeting there shall have been outstanding or there shall have been publicly announced a plan, intention or proposal (whether or not conditional) with respect to an Acquisition Proposal, which plan, intention or proposal has not been bona fide and irrevocably withdrawn and (B) within twelve (12) months after termination of this Agreement, the Company shall enter into any Contract with respect to an Acquisition Proposal (which Acquisition Proposal is consummated at any time thereafter), whether or not such Acquisition Proposal was publicly announced prior to the termination of this Agreement;

(ii) Section 8.1(d); or

(iii) Section 8.1(f), based on a breach of this Agreement by the Company (in the case of a breach of a representation or warranty, to the extent intentional), and, in any such case, (A) at the time of such termination, there shall have been outstanding, there shall have been under consideration by the Company, or there shall have been publicly announced a plan, intention or proposal (whether or not conditional) with respect to an Acquisition Proposal, which plan, intention or proposal has not been bona fide and irrevocably withdrawn and (B) within twelve (12) months after termination of this Agreement, the Company shall enter into any Contract with respect to an Acquisition Proposal (which Acquisition Proposal is consummated at any time thereafter), whether or not such Acquisition Proposal was publicly announced prior to the termination of this Agreement;

then Parent would suffer direct and substantial damages, which damages cannot be determined with reasonable certainty and, in order to compensate Parent for such damages the Company shall pay to Parent as liquidated damages the amount of seven million six hundred seventy-three thousand dollars ($7,673,000) by wire transfer in immediately available funds to an account designated by Parent (the “Termination Fee”). The Termination Fee shall be due and payable (A) in the case of any termination by Parent, within three (3) business days of termination of this Agreement and (B) in the case of any termination by the Company, immediately prior to (and as condition to) such termination, except that in the case of a termination fee payable pursuant to Section 8.3(b)(i) or (iii), such Termination Fee will be due upon, and as a condition to the validity of, the consummation of the relevant Acquisition Proposal. It is specifically agreed that the amount to be paid pursuant to this Section 8.3(b) represents liquidated damages and not a penalty.

(c) The Company and Parent each hereby acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, neither the Company nor Parent would enter into this Agreement. The payment of the Termination Fee pursuant to Section 8.3(b) shall be in lieu of any other liabilities or damages with respect to this Agreement and the transactions contemplated hereby, except as otherwise provided in clause (iii) of Section 8.2.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Non-Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time; provided, that nothing in this Section 9.1 shall relieve the parties or their respective Representatives of any liability following the Effective Time for any willful or fraudulent misrepresentations contained herein or in any other certificate or writing delivered pursuant hereto. This Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 9.2 Amendments; No Waivers.

(a) Any provision of this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent, Buyer and Merger Subsidiary, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after the receipt of the Company Shareholder Approval or the Parent Share Issuance Approval, as applicable, if any such amendment or waiver shall by Law or in accordance with the rules and regulations of any relevant securities exchange or market require further approval of the shareholders of the Company or Parent, the effectiveness of such amendment or waiver shall be subject to the necessary shareholder approval.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 9.3 Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or similar writing) and shall be deemed to have been duly given upon receipt when delivered in person, by facsimile (receipt confirmed) or by overnight courier or registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent, Buyer or Merger Subsidiary, to:

United National Group, Ltd.

Walker House, 87 Mary Street

P.O. Box 908GT

George Town, Grand Cayman

Cayman Islands

Attention: Chief Executive Officer

Facsimile No.: (345) 949-7886

with a copy to:

United National Group, Ltd.

c/o United National Insurance Company

Three Bala Plaza, East

Suite 300

Bala Cynwyd, PA 19004

Attention: Kevin L. Tate

Facsimile No.: (610) 660-8884

and:

United National Insurance Company

Three Bala Plaza, East

Suite 300

Bala Cynwyd, PA 19004

Attention: William F. Schmidt

Facsimile No.: (610) 660-8884

with a copy to:

United National Insurance Company

Three Bala Plaza, East

Suite 300

Bala Cynwyd, PA 19004

Attention: Richard S. March

Facsimile No.: (610) 660-6800

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attention: Daniel Wolf

Facsimile No.: (212) 735-2000

if to the Company, to:

420 S. York Road

Hatboro, Pennsylvania 19040

Attention: Joseph F. Morris

Facsimile No.: (215) 443-3603

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Ave.

New York, NY 10017

Attention: Peter J. Gordon

      Gary I. Horowitz

Facsimile No.: (212) 455-2502

and:

Reed Smith LLP

2500 One Liberty Place

1650 Market Street

Philadelphia, PA 19103

Attention: Michael B. Pollack

      Paul J. Jaskot

Facsimile No.: (215) 851-1420

Section 9.4 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto, except that Merger Subsidiary may transfer or assign, in whole or from time to time in part, to one or more of its affiliates, its rights or obligations under this Agreement, but any such transfer or assignment will not relieve Merger Subsidiary of its obligations hereunder.

Section 9.5 Governing Law. This Agreement, including all matters of construction, validity and performance, shall be construed in accordance with and governed by the law of the Commonwealth of Pennsylvania (without regard to principles of conflicts or choice of laws) as to all matters, including but not limited to, matters of validity, construction, effect, performance and remedies.

Section 9.6 Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby may be brought in any federal or state court located in the Commonwealth of Pennsylvania, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 9.3 shall be deemed effective service of process on such party.

Section 9.7 Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this agreement or the transactions contemplated hereby.

Section 9.8 Counterparts; Effectiveness. This Agreement may be executed in one or more counterparts, each of which together shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 9.9 Entire Agreement. This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede and cancel all prior agreements, negotiations, correspondence, undertakings, understandings and communications of the parties, oral and written, with respect to the subject matter hereof and thereof.

Section 9.10 Third Party Beneficiaries. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a party hereto or thereto or a permitted successor or assign of such a party; provided, however, that the parties hereto specifically acknowledge that the provisions of Section 6.13 hereof are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, affected thereby.

Section 9.11 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 9.12 Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the Merger, will cause irreparable injury to the other parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder without proof of actual damages and without any requirement for the securing or posting of any bond. Such remedy shall not be deemed to be the exclusive remedy for a party’s breach of its obligations but shall be in addition to all other remedies available at law or equity.

Section 9.13 Construction; Interpretation; Disclosure Letters.

(a) The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. As used in this Agreement, (i) unless otherwise specified herein, the term “affiliate,” with respect to any Person, shall mean and include any Person controlling, controlled by or under common control with such Person, (ii) the term “including” shall mean “including, without limitation”, (iii) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other genders as the context requires, (iv) the words “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the Company Disclosure Letter and the Parent Disclosure Letter) and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement, unless otherwise specified, (v) the word “or” shall not be exclusive, and (vi) Parent, Buyer, Merger Subsidiary and the Company will be referred to herein individually as a “party” and collectively as “parties” (except where the context otherwise requires). Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. A reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns.

(b) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(c) Any reference to any federal, state, local or non-United States statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires.

(d) A matter set forth in one section of the Company Disclosure Letter or the Parent Disclosure Letter need not be set forth in any other section of such disclosure letter so long as its relevance to such other section of the disclosure letter or section of this Agreement is readily apparent on the face of the information disclosed in such disclosure letter. The fact that any item of information is disclosed in a disclosure letter shall not be construed to mean that such information is required to be disclosed by this Agreement. Any information or the dollar thresholds set forth in a disclosure letter shall not be used as a basis for interpreting the terms “material” “Material Adverse Effect” or other similar terms in this Agreement, except as otherwise expressly set forth in such disclosure letter.

[Signature page follows]

IN WITNESS WHEREOF, the Company, Parent, Buyer and Merger Subsidiary have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

PENN-AMERICA GROUP, INC.

By:	/s/ Martin P. Sheffield
Name:	Martin P. Sheffield
Title:	Chairman, Special Committee

UNITED NATIONAL GROUP, LTD.

By:	/s/ David R. Bradley
Name:	David R. Bradley
Title:	Chief Executive Officer

U.N. HOLDINGS II, INC.

By:	/s/ Richard S. March
Name:	Richard S. March
Title:	Senior Vice President

CHELTENHAM ACQUISITION CORP.

By:	/s/ Troy Thacker
Name:	Troy Thacker
Title:	President